As filed with the Securities and Exchange Commission on January 23, 1996
                                                     Registration No. 33-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                                  WATSCO, INC.
               (Exact name of registrant as specified in charter)

                            -------------------------

            FLORIDA                                       59-0778222
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                            -------------------------

                                                                                        RONALD P. NEWMAN
                                                                                    CHIEF FINANCIAL OFFICER
                                                                                           WATSCO, INC.
                  2665 SOUTH BAYSHORE DRIVE                                        2665 SOUTH BAYSHORE DRIVE
                           SUITE 901                                                        SUITE 901
                     MIAMI, FLORIDA 33133                                            MIAMI, FLORIDA 33133
                        (305) 858-0828                                                   (305) 858-0828
       (Address, including zip code, and telephone number         (Name, address, including zip code, and telephone number
including area code, of registrant's principal executive offices)         including area code, of agent for service)

                            -------------------------

                           COPIES OF COMMUNICATION TO:

  CESAR L. ALVAREZ, ESQUIRE                       E. WILLIAM BATES, II, ESQUIRE
 JORGE L. FREELAND, ESQUIRE                               KING & SPALDING
GREENBERG, TRAURIG, HOFFMAN,                    120 WEST 45TH STREET, 32ND FLOOR
LIPOFF, ROSEN & QUENTEL, P.A.                        NEW YORK, NEW YORK 10036
    1221 BRICKELL AVENUE                                  (212) 556-2100
    MIAMI, FLORIDA  33131
       (305) 579-0500

                            -------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration becomes effective.

            If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box: [ ]

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                         CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                                                              PROPOSED               PROPOSED
    TITLE OF EACH CLASS            NUMBER OF SHARES            MAXIMUM                MAXIMUM               AMOUNT OF
    OF SECURITIES TO BE                  TO BE             OFFERING PRICE            AGGREGATE             REGISTRATION
         REGISTERED                  REGISTERED(1)          PER SHARE(2)        OFFERING PRICE(2)            FEE(1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.50 par value per share           1,610,000 shares            $18.25              $29,382,500              $10,131.90
===========================================================================================================================

(1) Includes 210,000 shares as to which the registrant has granted the Underwriters an option solely to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

                         -------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION - DATED JANUARY 23, 1996

PROSPECTUS
--------------------------------------------------------------------------------
                                1,400,000 SHARES

                                     WATSCO

                                  COMMON STOCK
--------------------------------------------------------------------------------

Of the 1,400,000 shares of common stock, par value $.50 per share (the "Common Stock"), offered hereby, 1,000,000 shares are being sold by Watsco, Inc. ("Watsco" or the "Company") and 400,000 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

The Company has two classes of common stock: Common Stock and Class B Common Stock. The Common Stock is substantially identical to the Company's Class B Common Stock except with respect to voting power, with the Common Stock having one vote per share, and the Class B Common Stock having ten votes per share. The holders of Common Stock are currently entitled to vote as a separate class to elect 25% of the Board of Directors. See "Risk Factors -- Limited Voting Rights of Common Shareholders; Control by Principal Shareholder."

The Common Stock and the Class B Common Stock are listed on the New York Stock Exchange and American Stock Exchange under the symbols "WSO" and "WSOB," respectively. On January 19, 1996, the last reported sale prices of the Common Stock and Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $18.375 and $18.375 per share, respectively.

SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                UNDERWRITING                                    PROCEEDS TO
                          PRICE TO             DISCOUNTS AND            PROCEEDS TO               SELLING
                           PUBLIC              COMMISSIONS(1)            COMPANY(2)           SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------
Per Share...........          $                      $                       $                       $
-------------------------------------------------------------------------------------------------------------------
Total(3)............          $                      $                       $                       $
===================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $325,000 and expenses payable by the Selling Shareholders estimated to be $3,372.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 210,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $__________, the total Underwriting Discounts and Commissions will be $_________, the total Proceeds to Company will be $__________ and the total Proceeds to Selling Shareholders will be $_________. See "Underwriting."

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about February , 1996.

                       PRUDENTIAL SECURITIES INCORPORATED
February   , 1996




                           Map of the United States color coded for air conditioning usage (in hours) per year according to Consumer Reports and the Company's and Three States' distribution locations.

/+ inside open circle/   -   Three States Supply Company, Inc. locations

/bullet/                 -   Watsco locations

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND/OR CLASS B COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                      - 2 -




                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS
(I) HAS BEEN ADJUSTED TO REFLECT A 5% STOCK DIVIDEND PAID ON APRIL 30, 1992 AND A THREE-FOR-TWO STOCK SPLIT EFFECTED ON MAY 15, 1995 AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                   THE COMPANY

     Watsco, Inc. ("Watsco" or the "Company") is the largest independent distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as significant positions in Alabama, Arkansas, Arizona, Louisiana, Nevada and North Carolina. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to $284 million in 1994 and earnings per share have increased at a compound annual growth rate of 22%. Watsco has acquired eight air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company achieved internal sales growth of 16% and 10% for 1994 and the nine months ended September 30, 1995, respectively.

     According to the Air Conditioning and Refrigeration Institute ("ARI"), manufacturers' sales of residential central air conditioners in the United States were approximately $4.3 billion in 1994 and have grown at an annual rate of 5.5% since 1990. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the ARI, over 61 million central air conditioner units have been installed in the United States since 1975. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The Company also sells to the homebuilding market and is well positioned to benefit from increases in housing starts.

     The Company focuses on satisfying the needs of the higher margin replacement market, where customers demand immediate, convenient and reliable service. The Company believes that its size and financial resources allow it to provide superior customer service by offering a complete product line of equipment, parts and supplies, multiple warehouse locations and well-stocked inventories. The Company sells its products from 70 branch warehouses to over 13,600 air conditioning and heating contractors and dealers. The Company also produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and original equipment manufacturers ("OEMs").

     Recently, the Company has accelerated its acquisition activity. In 1995, Watsco acquired four distributors which reported aggregate 1994 revenues of approximately $47 million. All of the Company's significant acquisitions to date have been nondilutive to its shareholders. In December 1995, the Company entered into a letter of intent to acquire Three States Supply Company, Inc. ("Three States"), a Memphis, Tennessee based distributor of building materials used primarily in the air conditioning and heating industry. Three States reported revenues of approximately $45 million in 1994. The Company believes that Three States serves over 5,000 customers from its nine locations in Tennessee, Arkansas, Mississippi, Alabama and Missouri. The Company's acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such purchase will be consummated. For additional information regarding the Company's acquisition of Three States, see "Business - Three States Acquisition," "Selected Financial Data" and Unaudited Pro Forma Combined Financial Statements.

                                      - 3 -




     The Company also owns Dunhill Personnel System, Inc. ("Dunhill"), a well-known provider of permanent and temporary personnel services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1995, Dunhill had 138 franchisees and licensees and 14 Company-owned offices in 38 states, Puerto Rico and Canada and accounted in the nine months ended September 30, 1995 for less than 10% of the Company's revenues.

     The Company's principal executive offices are located at 2665 South Bayshore Drive, Suite 901, Miami, Florida 33133, and its telephone is (305) 858-0828. Unless the context otherwise requires, the terms "Watsco" and the "Company" as used in this Prospectus refer to Watsco, Inc. and its subsidiaries.


                                  THE OFFERING

Common Stock Offered by the:

         Company..........................................   1,000,000 shares

         Selling Shareholders.............................     400,000 shares

Common Stock to be Outstanding after the Offering(1):

         Common Stock.....................................   5,801,536 shares

         Class B Common Stock.............................   1,480,681 shares

                  Total...................................   7,282,217 shares

Use of Proceeds by the Company............................   To acquire Three States,
                                                             to repay a portion of
                                                             the Company's outstanding
                                                             borrowings under its revolving
                                                             credit facilities, and for
                                                             general corporate purposes,
                                                             including possible future
                                                             acquisitions. The acquisition of
                                                             Three States is not contingent
                                                             upon the consummation of this
                                                             offering.

Common Stock - New York Stock Exchange Symbol.............   WSO

Class B Common Stock - American Stock Exchange Symbol.....   WSOB

-----------------------------

(1) Assumes, as of December 31, 1995, (i) no exercise of outstanding options to purchase an aggregate of 724,780 shares of the Company's Common Stock, and 337,366 shares of the Company's Class B Common Stock, par value $.50 per share ("Class B Common Stock"), and (ii) no conversion of the Company's outstanding 10% Convertible Subordinated Debentures due 1996 ("Convertible Debentures"), which are convertible into 223,225 shares of Class B Common Stock.

                          SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEARS ENDED DECEMBER 31,                         NINE MONTHS ENDED SEPTEMBER 30,
                             --------------------------------------------------------   --------------------------------------------
                                                                                                        (UNAUDITED)

                                                                                                                        PRO FORMA,
                                                                           PRO FORMA                                   AS ADJUSTED
                                1992            1993           1994         1994(1)         1994           1995            1995(1)
                             -----------   --------------   -----------   -----------   -------------  -------------  --------------
                                                                          (UNAUDITED)
INCOME STATEMENT DATA:
  Total revenues..........     $194,633        $230,656       $283,731      $328,672        $213,884       $250,190        $286,424
  Gross profit(2).........       45,559          51,930         63,212        73,651          48,666         56,547          65,152
  Operating income........        9,930          11,390         15,043        17,108          12,630         15,527          17,337
  Net income..............        2,918           5,041(3)       5,762         7,159           4,923          6,033           7,277
  Earnings per share:
    Primary...............         $.70            $.85(3)        $.89          $.96            $.77           $.91            $.96
    Fully diluted(4)......          .64             .82(3)         .87           .94             .74            .87             .92
  Supplemental earnings
   per share:
    Primary...............                         $.73(3)
    Fully Diluted.........                          .71(3)
  Weighted average
   shares outstanding:
    Primary...............        4,159           5,869          6,326         7,326           6,308          6,508           7,508
    Fully diluted(4)......        5,091           6,339          6,646         7,646           6,604          6,930           7,930

                                                                                                   SEPTEMBER 30, 1995
                                                                                              ----------------------------
                                                                                                      (UNAUDITED)

                                                                                                              PRO FORMA,
                                                                                                                  AS
                                                                                                 ACTUAL       ADJUSTED(5)
                                                                                              -------------  -------------
BALANCE SHEET DATA:
  Working capital...........................................................................      $ 44,985       $ 58,928
  Total assets..............................................................................       147,565        167,856
  Long-term obligations.....................................................................         7,867          7,867
  Minority interests........................................................................        12,780         12,780
  Shareholders' equity......................................................................        52,604         69,504

-------------------------------------------------------
(1) Gives effect to the Three States acquisition and the issuance of 1,000,000 shares of Common Stock offered hereby by the Company as if they occurred as of the beginning of the period shown. There can be no assurance that the Three States acquisition will be consummated. See "Business - Three States Acquisition."
(2)  Total revenues less cost of sales and direct service expenses.
(3) Historical net income and earnings per share information includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. The supplemental earnings per share information excluding this item is $.73 and $.71 for primary and fully diluted earnings per share, respectively.
(4)  Calculated assuming conversion of the Convertible Debentures.
(5) Gives effect to the Three States acquisition as if it occurred on September 30, 1995 and the sale of 1,000,000 shares of Common Stock offered hereby by the Company at an assumed offering price of $18.375 per share (the last reported sale price of the Common Stock on January 19, 1996) after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization." Excluding the Three States acquisition but giving effect to the offering as if it had occurred on September 30, 1995, at that date the Company would have as adjusted total assets of $150,956.

                                  RISK FACTORS

         Prospective investors should carefully consider the following risk factors, which can affect the Company's current position and future prospects, in addition to the other information set forth in this Prospectus in connection with an investment in the shares of Common Stock offered hereby.

         DEPENDENCE ON KEY SUPPLIER. The Company's primary supplier for central air conditioners is Rheem Manufacturing Company ("Rheem"). The Company's distribution subsidiaries (other than Heating & Cooling Supply, Inc. ("Heating & Cooling")) have distribution agreements with Rheem. Two of the distribution agreements will expire in 1998, and the third can be terminated at any time without cause by either party. Heating & Cooling's distribution agreement expired in September 1995. Heating & Cooling continues to distribute Rheem products, and the Company expects that Heating & Cooling will enter into a new distribution agreement with Rheem on substantially similar economic terms. Under the distribution agreements, certain of the distribution subsidiaries have restrictions on the sale of other manufacturers' products. In 1994 and in the nine months ended September 30, 1995, purchases of Rheem products represented approximately 57% and 55%, respectively, of the aggregate purchases of the Company's distribution subsidiaries. Any significant interruption in the delivery of Rheem's products would inhibit the Company's ability to continue to maintain its current inventory levels and could adversely affect the Company's business. The Company's future results of operations are also materially dependent upon the continued market acceptance of Rheem products and the ability of Rheem to continue to manufacture products that comply with laws relating to environmental and efficiency standards. See "Business -- Relationship with Rheem Manufacturing Company."

         PUT/CALL AGREEMENTS WITH RHEEM MANUFACTURING COMPANY. Rheem owns an equity interest in certain of the Company's distribution subsidiaries that accounted for approximately 84% and 89% of the Company's revenues and operating income (excluding unallocated corporate overhead), respectively, for the nine months ended September 30, 1995. Rheem is a 20% shareholder of Gemaire Distributors, Inc. ("Gemaire") and Comfort Supply, Inc. ("Comfort Supply") and a 50% shareholder of Heating & Cooling. Prior to January 1, 1996, shareholder agreements between the Company and Rheem with respect to Gemaire, Heating & Cooling and Comfort Supply provided that, annually (for Gemaire and Heating & Cooling) and after December 31, 1996 (for Comfort Supply), for the 90-day period (the "Election Period") immediately following the issuance of the Gemaire, Heating & Cooling and Comfort Supply audited financial statements (which are generally issued in March of each year), the Company can "put" its ownership interest in any of Gemaire, Heating & Cooling and Comfort Supply to Rheem, and Rheem can "call" the Company's ownership interest in any of Gemaire, Heating & Cooling and Comfort Supply, at a price based on a valuation formula. On January 1, 1996, the Company and Rheem amended all three agreements delaying Rheem's right to call Watsco's ownership interest in all three subsidiaries until the Election Period in 1998. See Note 10 to the Company's Consolidated Financial Statements.

         An exercise of the put/call options can result in the sale of Gemaire, Heating & Cooling or Comfort Supply at a price below the value of such subsidiary at the time of sale. There can be no assurance that the Company will be able to satisfactorily reinvest proceeds from the sale of a subsidiary to acquire attractive businesses or that such proceeds would be sufficient to acquire businesses comparable to the one(s) sold. In addition, the sale of the subsidiaries would significantly decrease the Company's revenues and net income from the date of any such sale. See "Business -- Relationship with Rheem Manufacturing Company."

         LIMITED VOTING RIGHTS OF COMMON SHAREHOLDERS; CONTROL BY PRINCIPAL SHAREHOLDER. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and holders of Class B Common Stock are entitled to ten votes per share. The holders of Common Stock are currently entitled to vote as a separate class to elect 25% of the Company's Board of Directors and the holders of the Class B Common Stock are currently entitled to vote as a separate class to elect the remaining 75% of the directors. Upon completion of this offering, Albert H. Nahmad, the Company's Chairman and President, and a limited partnership controlled by him, collectively will retain beneficial ownership of approximately 6.9% of the Common Stock and 60.4% of the Class B Common Stock and will have approximately 35.1% of the combined voting power of the outstanding Common Stock and Class B Common Stock. Mr. Nahmad will continue to have the voting power to elect all but three members of the Company's nine-person Board of Directors.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby, assuming an offering price of $18.375 per share (the last reported sale price of the Common Stock on January 19, 1996) and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, are anticipated to be approximately $16.9 million ($20.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of its net proceeds to purchase the assets and assume certain liabilities of Three States at an anticipated purchase price of approximately $14 million. The Company anticipates using the remainder of the net proceeds to repay a portion of the Company's outstanding borrowings under its revolving credit facilities, for potential acquisitions and for general corporate purposes.

         The acquisition of Three States is not contingent upon the completion of this offering. If the Three States acquisition is not consummated, the Company anticipates using the proceeds allocated for such use to repay a portion of the Company's outstanding borrowings under its revolving credit facilities.

         The indebtedness of the Company to be repaid will include up to $2.9 million ($16.9 million if the Three States acquisition is not consummated) of revolving credit borrowings under the Company's various existing bank credit facilities. At December 31, 1995, such indebtedness bore interest at floating rates ranging from 6.6% to 6.8% (a weighted average interest rate of 6.7% at December 31, 1995) with maturity dates ranging from June 30, 1996 to December 31, 1998. See Note 4 to the Company's Consolidated Financial Statements. In 1995, the Company incurred indebtedness of $11.9 million under its revolving credit facilities for acquisitions and additional borrowings were used primarily to fund working capital requirements of the Company's distribution subsidiaries.

         Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade or U.S. government interest bearing securities.

         The Company continually evaluates potential acquisitions and has had discussions with a number of potential acquisition candidates; however, the Company has no agreement with respect to any potential acquisition other than Three States. Should suitable acquisitions or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid basis for obtaining additional financing resources at competitive rates and terms.

         The Company will not receive any of the proceeds from the sale of shares of Common Stock being offered by the Selling Shareholders. See "Selling Shareholders."

                                 CAPITALIZATION

         The following table sets forth the total capitalization (including short term debt) of the Company as of September 30, 1995 and on a pro forma basis giving effect to (i) the issuance and sale of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $18.25 per share (the last reported sale price of the Common Stock on January 17, 1996), after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the estimated net proceeds therefrom and (ii) the Three States acquisition. See "Use of Proceeds." There can be no assurance that the Three States acquisition will be consummated. This table should be read in conjunction with the Consolidated Financial Statements of the Company and of Three States and the related notes, the pro forma financial information and other financial information included elsewhere in this Prospectus.

                                                                                                 SEPTEMBER 30, 1995
                                                                                     -------------------------------------------
                                                                                                     (UNAUDITED)

                                                                                                                  PRO FORMA,
                                                                                          ACTUAL                 AS ADJUSTED
                                                                                     -----------------        ------------------
                                                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term obligations....................................                $    744                $    744
Borrowings under revolving credit agreements(1).............................                  49,433                  49,433
                                                                                     -----------------        ------------------
                                                                                              50,177                  50,177
                                                                                     -----------------        ------------------
Long-term obligations:
     Bank and other debt....................................................                   4,026                   4,026
     12% Subordinated Note due 1998.........................................                   2,500                   2,500
     10% Convertible Subordinated Debentures due 1996.......................                   1,341                   1,341
                                                                                     -----------------        ------------------
              Total long-term obligations...................................                   7,867                   7,867
                                                                                     -----------------        ------------------
Shareholders' equity:
     Common Stock, $.50 par value, 40,000,000 shares authorized; 4,783,129 issued and outstanding; 5,783,129 issued and outstanding, as
         adjusted(2)........................................................                   2,392                   2,892
     Class B Common Stock, $.50 par value, 4,000,000 shares authorized;
         1,485,171 issued and outstanding(2)................................                     742                     742
Paid-in capital.............................................................                  19,205                  35,605
Retained earnings...........................................................                  30,265                  30,265
                                                                                     -----------------        ------------------
              Total shareholders' equity....................................                  52,604                  69,504
                                                                                     -----------------        ------------------
                  Total capitalization......................................                $110,648                $127,548
                                                                                     =================        ==================

--------------------

(1) Assumes cash consideration of $16.3 million for the acquisition of the assets and assumption of certain liabilities of Three States as of September 30, 1995. Since September 30, 1995, Three States has paid down certain indebtedness, which reduced its net assets, and the Company anticipates that the cash consideration to be paid by it for the assets and assumption of certain liabilities of Three States in the first quarter of 1996 will be approximately $14 million.

(2) Does not include, as of September 30, 1995, (i) 720,583 shares of Common Stock and 338,153 shares of Class B Common Stock issuable upon the exercise of outstanding stock options, and (ii) 223,225 shares of Class B Common Stock issuable upon conversion of the Company's Convertible Debentures.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been listed on the New York Stock Exchange under the symbol "WSO" since June 1994. Prior to such time, the Company's Common Stock was listed on the American Stock Exchange under the symbol "WSOA." At the time of the listing of the Common Stock on the New York Stock Exchange, the Company's "Class A" Common Stock was redesignated Common Stock. The Company's Class B Common Stock is listed on the American Stock Exchange under the symbol "WSOB."

         The following table sets forth the high and low sale prices of the Common Stock from January 1, 1993 to June 15, 1994 as reported by the American Stock Exchange; the high and low sale prices of the Common Stock from June 16, 1994 to present as reported by the New York Stock Exchange; and the high and low sale prices of the Class B Common Stock as reported by the American Stock Exchange for the periods indicated (in each case rounded to the nearest eighth, after adjusting for the three-for-two stock split effected on May 15, 1995).

                                                                                                 CLASS B
                                                                  COMMON STOCK                 COMMON STOCK
                                                            ------------------------     ------------------------
                                                               HIGH          LOW            HIGH          LOW
                                                            -----------  -----------     -----------  -----------
1993
    First Quarter...........................................  $ 9 1/8      $ 7 5/8         $ 9 1/4      $ 7 3/4
    Second Quarter..........................................   10 1/2        8 7/8          10 1/2        8 7/8
    Third Quarter...........................................   11 3/8        9 1/8          11 1/8        9 3/8
    Fourth Quarter..........................................    9 3/4        7 7/8           9 7/8        8 1/4

1994

    First Quarter...........................................   10 1/4        8 5/8          10 1/4        8 7/8
    Second Quarter..........................................   11 3/8        9 5/8          11 1/4        9 7/8
    Third Quarter...........................................   11 3/8       10 1/8          11 1/8       10 3/8
    Fourth Quarter..........................................   11 1/8       10 3/8          11           10 1/4

1995
    First Quarter...........................................   11 7/8       10 1/2          11 5/8       10 5/8
    Second Quarter..........................................   13 3/4       11 3/4          13 1/2       11 5/8
    Third Quarter...........................................   17 3/8       13 3/8          16 3/4       13 1/2
    Fourth Quarter..........................................   17 7/8       16 3/8          17 1/2       16

1996
    First Quarter (through January 19, 1996)................   18 3/4       17 3/4          18 7/8       17 3/8

    On January 19, 1996, the last reported sale prices for the Common Stock and the Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $18 3/8 and $18 3/8 per share, respectively.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following selected financial data have been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected financial data as of September 30, 1995 and for the nine months ended September 30, 1994 and 1995 have been derived from the unaudited consolidated financial statements of the Company. In the Company's opinion, such consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of results that may be expected for the full year. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

         The selected pro forma financial information presented below is derived from the Unaudited Pro Forma Combined Financial Statements appearing elsewhere herein, which give effect to: (i) the potential Three States acquisition, using the purchase method of accounting, and (ii) the issuance and sale of the Common Stock offered hereby, and the application of the net proceeds therefrom. The acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such acquisition will be consummated. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Three States acquisition had been consummated, nor necessarily indicative of the future operating results or financial position of the Company. The pro forma information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements.

                                              YEARS ENDED DECEMBER 31,                           NINE MONTHS ENDED SEPTEMBER 30,
                        --------------------------------------------------------------------  --------------------------------------
                                                                                                           (UNAUDITED)

                                                                                                                          PRO FORMA,
                                                                                   PRO FORMA                             AS ADJUSTED
                          1990       1991        1992        1993        1994       1994(1)       1994         1995         1995(1)
                        --------   ---------   ---------   ---------   ---------   ---------  ------------  -----------  -----------
                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
  Total revenues.....  $117,749    $169,318    $194,633    $230,656    $283,731    $328,672      $213,884    $250,190      $286,424
  Gross profit(2)....    30,470      40,906      45,559     51,930       63,212      73,651        48,666      56,547        65,152
  Operating income...     7,006       8,576       9,930     11,390       15,043      17,108        12,630      15,527        17,337
  Interest expense...    (2,896)     (4,059)     (3,197)    (2,756)      (3,155)     (3,155)       (2,278)     (3,064)       (3,064)
  Insurance proceeds.        --          --          --      1,130           --          --            --          --            --
  Income taxes.......    (1,531)     (1,973)     (2,746)    (3,819)      (4,630)     (5,531)       (4,065)     (4,867)       (5,676)
  Minority
   interests(3)......      (728)     (1,010)     (1,470)    (1,287)      (1,636)     (1,636)       (1,446)     (1,744)       (1,744)
  Net income.........     1,975       1,990       2,918      5,041(4)     5,762       7,159         4,923       6,033         7,277
  Earnings per share:
    Primary..........      $.61        $.50        $.70       $.85(4)      $.89        $.96          $.77        $.91          $.96
    Fully diluted(5).       .56         .48         .64        .82(4)       .87         .94           .74         .87           .92
  Weighted average
   shares outstanding:
    Primary..........     3,190       3,987       4,159      5,869        6,326       7,326         6,308       6,508         7,508
    Fully diluted(5).     4,141       4,929       5,091      6,339        6,646       7,646         6,604       6,930         7,930
Cash dividends
 declared per share:
  Common Stock.......      $.19        $.22        $.15       $.16         $.17                      $.13        $.14
  Class B Common Stock      .17         .20         .14        .16          .17                       .13         .14

                                                   YEARS ENDED DECEMBER 31,                                 SEPTEMBER 30, 1995
                           ------------------------------------------------------------------------   ------------------------------
                                                                                                               (UNAUDITED)

                                                                                                                       PRO FORMA,
                              1990           1991            1992           1993           1994          ACTUAL      AS ADJUSTED(6)
                           -----------   ------------    ------------   ------------   ------------   ------------   ---------------
BALANCE SHEET DATA:
  Working capital.......     $22,048        $23,763         $27,800       $ 39,262       $ 40,095       $ 44,985            $58,928
  Total assets..........      82,322         81,767          81,138        109,685        119,664        147,565            167,856
  Long-term obligations.      16,867         14,830          13,539          7,848          6,724          7,867              7,867
  Minority interests....       6,637          7,373           8,229         11,553         11,857         12,780             12,780
  Shareholders' equity..      18,935         20,832          25,272         41,754         46,816         52,604             69,504

-------------------------------------------------------

(1) Gives effect to the Three States acquisition and the issuance of 1,000,000 shares of Common Stock offered hereby by the Company as if they occurred as of the beginning of the period shown. There can be no assurance that the Three States acquisition will be consummated. See "Business - Three States Acquisition."

(2)  Total revenues less cost of sales and direct service expenses.

(3) Represents the pro rata share of earnings allocated to Rheem as a result of its 20% ownership interests in Gemaire and Comfort Supply and 50% ownership interest (49.5% prior to January 1, 1992) in Heating & Cooling. See Note 1 to the Company's Consolidated Financial Statements.

(4) Includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. Excluding this item, primary and fully diluted earnings per share would have been $.73 and $.71, respectively.

(5)  Calculated assuming conversion of the Convertible Debentures.

(6) Gives effect to the Three States acquisition as if it occurred on September 30, 1995 and the sale of 1,000,000 shares of Common Stock offered hereby by the Company at an assumed offering price of $18.375 per share (the last reported sale price of the Common Stock on January 19, 1996) after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization." Excluding the Three States acquisition but giving effect to the offering as if it had occurred on September 30, 1995, at that date the Company would have as adjusted total assets of $150,956.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         From its inception through 1988, Watsco was primarily a manufacturer of replacement parts for air conditioning, heating and refrigeration equipment. In January 1989, the Company significantly increased its presence in the climate control industry through its acquisition of 80% (and Rheem acquired 20%) of the capital stock of Gemaire, a distributor of residential central air conditioners in Florida, for an aggregate of approximately $17.1 million. In October 1990, the Company acquired 50% and Rheem acquired 50% of the capital stock of Heating & Cooling, a distributor of residential central air conditioners in southern California, Arizona and Nevada, for an aggregate of approximately $31.5 million. In April 1993, the Company acquired 80% and Rheem acquired 20% of the capital stock of Comfort Supply, a distributor of residential central air conditioners in Texas, for an aggregate of approximately $4.0 million. In March 1995, Gemaire purchased the operating assets and assumed certain liabilities of H.B. Adams, Inc., a wholesale distributor of air conditioning, heating and refrigeration products located in Tampa, Florida, for approximately $7.8 million. In October 1995, the Company purchased the operating assets and assumed certain liabilities of Central Air Conditioning Distributors, Inc. ("Central Air Conditioning"), a North Carolina-based distributor of air conditioning, heating and refrigeration products, for approximately $9.0 million. The Company signed a letter of intent in December 1995 to acquire the assets and assume certain liabilities of Three States, a Tennessee-based wholesale distributor of air conditioning, heating and building supplies. Other smaller acquisitions have been made over the past three years to gain market share and to enter into new market areas.

RESULTS OF OPERATIONS

         The following table presents for the periods indicated certain items of the Company's Consolidated Financial Statements for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1994 and 1995, expressed as a percentage of total revenues:

                                                                       YEARS ENDED             NINE MONTHS ENDED
                                                                       DECEMBER 31,              SEPTEMBER 30,
                                                                 ------------------------    ----------------------
                                                                    1993(1)       1994          1994        1995
                                                                 -----------   ----------    ----------   ---------
                                                                                                  (UNAUDITED)
Total revenues................................................       100.0%       100.0%        100.0%      100.0%
Cost of sales and direct service expenses.....................        77.5         77.7          77.2        77.4
                                                                 -----------   ----------    ----------   ---------
   Gross profit...............................................        22.5         22.3          22.8        22.6
Selling, general and administrative expenses..................        17.6         17.0          16.8        16.4
                                                                 -----------   ----------    ----------   ---------
   Operating income...........................................         4.9          5.3           6.0         6.2
Investment income, net........................................          .2           --            --          .1
Interest expense..............................................         1.2          1.1           1.1         1.2
Income taxes..................................................         1.4          1.6           1.9         2.0
Minority interests............................................          .6           .6            .7          .7
                                                                 -----------   ----------    ----------   ---------
   Net income.................................................         1.9%         2.0%          2.3%        2.4%
                                                                 ===========   ==========    ==========   =========

--------------------

(1)  Excludes non-recurring income from the receipt of insurance proceeds.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1995 WITH NINE MONTHS ENDED SEPTEMBER 30, 1994

         Revenues for the nine months ended September 30, 1995 increased $36.3 million, or 17%, compared to the same period in 1994. The distribution subsidiaries' revenues increased $35.1 million, or 20%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $17.7 million, or 10%. This increase in sales was mainly due to increased sales of replacement air conditioners in each of the Company's primary distribution markets. Revenues in the Company's manufacturing operations increased $134,000, or 1%, primarily due to new product offerings to aftermarket customers which have more than offset lower sales to overstocked OEM customers. Revenues in the personnel services operations increased $1.0 million, or 5%, reflecting higher demand for temporary help services and greater customer acceptance of new product offerings such as professional staffing and technical temporaries.

         Gross profit for the nine months ended September 30, 1995 increased $7.9 million, or 16%, as compared to the same period in 1994. Excluding the effect of acquisitions, gross profit increased $3.9 million, or 8%, primarily as a result of the aforementioned revenue increases. Gross profit margin for the nine month period decreased to 22.6% in 1995 from 22.8% in 1994, with 1995 acquisitions having no effect on gross profit margin. These decreases were primarily due to the increased sale of lower margin products by the distribution subsidiaries and new product start-up costs in the manufacturing operations.

         Selling, general and administrative expenses for the nine months ended September 30, 1995 increased $5.0 million, or 14%, compared to the same period in 1994, primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.1 million, or 6%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.4% in 1995 from 16.8% in 1994, with 1995 acquisitions having no effect on such percentage. This decrease was the result of a larger revenue base over which to spread fixed costs.

         Interest expense for the nine months ended September 30, 1995 increased $786,000, or 35%, compared to the same period in 1994, due to higher interest rates and additional borrowings used to finance acquisitions and increased inventory levels required by sales growth and stocking requirements in new branch locations. Excluding the effect of acquisitions, interest expense increased $444,000, or 19%, primarily due to higher interest rates and higher average monthly borrowings.

         The effective tax rate for the nine months ended September 30, 1995 was 38.5% compared to 39.0% for the same period in 1994. The decrease is primarily a result of a proportionately larger share of taxable income generated in states with higher tax rates during 1994 as compared to 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 WITH YEAR ENDED DECEMBER 31, 1993

         Revenues in 1994 increased $53.1 million, or 23%, over 1993. In the distribution subsidiaries, revenues increased $48.3 million, or 27%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $28.6 million, or 16%. This increase in sales was mainly due to hot weather in the western market, strong replacement sales in Florida and increased export sales. Revenues in the Company's manufacturing operations increased $2.1 million, or 10%, primarily due to the introduction of new products. Revenues in the personnel services segment increased $2.7 million, or 10%, reflecting greater demand for temporary help services.

         Gross profit in 1994 increased $11.3 million, or 22%, over the prior year. Excluding the effect of acquisitions, gross profit increased $7.3 million, or 14%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.5% in 1993 to 22.3% in 1994 with acquisitions not changing gross profit margin significantly.

         Selling, general and administrative expenses in 1994 increased $7.6 million, or 19%, over the prior year, primarily due to the full year effect of the 1993 acquisitions. Excluding the effect of acquisitions, selling, general and administrative expenses increased $4.0 million, or 10%, from the prior year due to increased selling and delivery costs caused by increased sales. As a percentage of revenues, selling, general and administrative expenses decreased from 17.6% in 1993 to 17.0% in 1994 and, excluding the effect of acquisitions, decreased from 17.6% in 1993 to 16.9% in 1994. This decrease was the result of a larger revenue base over which to spread fixed costs.

         Other income in 1993 includes the non-recurring receipt of insurance proceeds of $1.1 million for business interruption claims related to Hurricane Andrew.

         Interest expense in 1994 increased $399,000, or 14%, from the prior year due to higher borrowings from acquired businesses and interest rate increases during 1994.

         The effective income tax rate in 1994 increased to 38.5% compared to 37.6% in the prior year. The increase was primarily a result of the proportionately larger share of taxable income generated in higher tax rate states in 1994 compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has adequate availability of capital from operations and revolving credit facilities to fund current operations and anticipated growth, including expansion in the Company's current and targeted market areas, through 1996. At November 30, 1995, the Company's subsidiaries had aggregate borrowing commitments from lenders under existing revolving credit agreements of $70.0 million, of which $12.2 million was unused and available. The weighted average interest rate for these commitments is 6.7%. The total amount of borrowing commitments expiring in 1996 is $12.0 million.

         Certain of the subsidiaries' revolving credit agreements contain provisions limiting the payment of dividends to their shareholders. The Company does not anticipate that these limitations on dividends will have a material effect on the Company's ability to meet its cash obligations. For a discussion of the financial and other terms of the revolving credit facilities, see Note 4 to the Company's Consolidated Financial Statements.

         Working capital increased to $45.0 million at September 30, 1995 from $40.1 million at December 31, 1994 due to higher levels of accounts receivable caused by higher sales volume and improved cash flow which lowers the amount of inventory financed by revolving credit facilities.

         Cash and cash equivalents increased $1.4 million during the nine months ended September 30, 1995. Principal sources of cash were profitable operations, increased borrowings under revolving credit agreements, and proceeds from the sale of marketable securities, primarily consisting of tax exempt municipal bonds. The principal uses of cash were to fund acquisitions, finance capital expenditures, reduce long-term obligations and fund working capital needs. Inventory purchases are substantially funded by borrowings under the subsidiaries' revolving credit agreements.

         The Company expects to use a portion of the net proceeds of this offering to pay for the acquisition of Three States. However, the acquisition of Three States is not contingent upon the completion of this offering. In the event this offering is not consummated, or if the net proceeds are not equal to the purchase price, the Company has received indications from its lenders that it will be able to obtain financing for the acquisition.

         The Company continually evaluates potential acquisitions and has had discussions with a number of potential acquisition candidates; however, the Company has no agreement with respect to any potential acquisition other than Three States. Should suitable acquisitions or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid basis for obtaining additional financing resources at competitive rates and terms.

SEASONALITY

         Sales of residential central air conditioners, heating equipment and parts and supplies manufactured and distributed by the Company have historically been seasonal. Demand related to the residential replacement market generally peaks in the third quarter for air conditioners (the Company's principal distribution product) and in the fourth quarter for heating equipment. Demand related to the new construction market varies according to the season, with increased demand generally from March through October. See Note 14 to the Company's Consolidated Financial Statements.

                                                     BUSINESS

GENERAL

         The Company is the largest independent distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as significant positions in Alabama, Arkansas, Arizona, Louisiana, Nevada and North Carolina. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to $284 million in 1994 and earnings per share have increased at a compound annual growth rate of 22%. Watsco has acquired eight air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company achieved internal sales growth of 16% and 10% for 1994 and the nine months ended September 30, 1995, respectively.

         The following table sets forth for the periods indicated revenues and operating income (net income before interest expense, net investment income, insurance proceeds and unallocated corporate overhead expenses) attributable to the Company's businesses (in thousands):

                                                                                             NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                       ---------------------------------   ----------------------
                                                         1992        1993        1994        1994         1995
                                                       ---------  ----------   ---------   ---------   ----------
                                                                                                (UNAUDITED)
REVENUES:
Climate control segment:
   Distribution.....................................    $146,269    $181,524    $229,796    $174,110     $209,241
   Manufacturing....................................      22,871      21,543      23,637      17,314       17,448
                                                       ---------  ----------   ---------   ---------   ----------
     Total climate control segment..................     169,140     203,067     253,433     191,424      226,689
Personnel services segment..........................      25,493      27,589      30,298      22,460       23,501
                                                       ---------  ----------   ---------   ---------   ----------
       Total........................................    $194,633    $230,656    $283,731    $213,884     $250,190
                                                       =========  ==========   =========   =========   ==========
OPERATING INCOME:
Climate control segment:
   Distribution.....................................     $ 9,873     $11,456     $14,656     $12,038      $15,233
   Manufacturing....................................       2,280       1,133       1,745       1,479        1,040
                                                       ---------  ----------   ---------   ---------   ----------
     Total climate control segment..................      12,153      12,589      16,401      13,517       16,273
Personnel services segment..........................        (131)        422       1,216       1,033          882
                                                       ---------  ----------   ---------   ---------   ----------
       Total........................................     $12,022     $13,011     $17,617     $14,550      $17,155
                                                       =========  ==========   =========   =========   ==========

RESIDENTIAL CENTRAL AIR CONDITIONING INDUSTRY

         According to the ARI, manufacturers' sales of residential central air conditioners in the United States were approximately $4.3 billion in 1994 and have grown at an annual rate of 5.5% since 1990. Residential central air conditioners are manufactured primarily by seven major companies that account for a substantial majority of the units shipped. These companies are: Carrier Air Conditioning, Inc., Rheem Manufacturing Company, Lennox Industries, Inc., The Trane Company, Inter-City Products Corporation, York Air Conditioning & Refrigeration, Inc., and Goodman Manufacturing Corporation.

         The major manufacturers distribute their products primarily through independent distributors who in turn supply the equipment and related parts and supplies to contractors and dealers nationwide who sell to, and install the products for, the consumer. Several of the major manufacturers distribute a significant portion of their products through factory-owned distribution organizations. Rheem distributes substantially all of its central air conditioners through independent distributors.

         Residential central air conditioners are sold to the replacement and the homebuilding markets. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the ARI, over 61 million central air conditioners have been installed in the United States since 1975. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The mechanical life of central air conditioners varies by region due to usage and is estimated to range from 8 to 12 years in Florida and Texas to approximately 18 years in California.

BUSINESS STRATEGY

         The Company focuses on satisfying the needs of the higher margin replacement market, where customers demand immediate, convenient and reliable service. Therefore, the Company has adopted a strategy of (i) offering complete product lines, including all equipment and components necessary to install or repair a central air conditioner, (ii) utilizing multiple warehouse locations in a single metropolitan market for increased customer convenience, and (iii) maintaining large, well-stocked inventories to ensure that customer orders are filled on site in a timely manner. This strategy provides the Company with a competitive advantage over its smaller, lesser capitalized competitors who are unable to maintain the same inventory levels and product variety as the Company. The Company believes it has a competitive advantage over factory-owned distributors who typically do not maintain inventories of all parts and equipment and whose limited number of warehouse locations make it difficult to meet the time-sensitive demands of the replacement market.

         The Company also sells to the homebuilding market. The Company believes that its reputation for reliable, high quality service and its relationships with contractors, who generally serve both the replacement and new construction markets, allows it to compete effectively in this segment of the market. Homebuilding, in many of the markets the Company serves, remains below levels of the mid-1970s to mid-1980s. However, should homebuilding increase in those markets, the Company is well positioned to benefit from such increases.

         The Company's acquisition strategy is to establish a network of distribution facilities across the sunbelt and, since 1989, it has acquired eight air conditioning distributors. The Company believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. As of December 31, 1995, the Company operated 70 branch warehouses in nine states. This geographic diversification across the sunbelt minimizes the impact of unseasonably mild weather on the replacement of air conditioners. The Three States acquisition will further diversify the Company geographically with the addition of nine branches in five states.

         Recently, the Company has accelerated its acquisition activity. The following is a description of the Company's acquisitions completed in 1995.

         AIRITE, INC. In February 1995, the Company acquired Airite, Inc., a wholesale distributor of residential central air conditioners with branches in Shreveport and Monroe, Louisiana and Texarkana, Texas. Airite sells to nearly 400 licensed air conditioning and heating contractors and the Company believes that Airite had 1994 revenues of approximately $3.5 million.

         H.B. ADAMS, INC. In March 1995, the Company acquired certain assets of H.B. Adams. H.B. Adams is a wholesale distributor of air conditioning, heating and refrigeration products and operates seven branches in the Tampa, Florida market area, the second largest market for air conditioning equipment in Florida. The Company believes that H.B. Adams had fiscal 1995 revenues of approximately $20.2 million.

         ENVIRONMENTAL EQUIPMENT & SUPPLIES, INC. In June 1995, the Company acquired certain assets of Environmental Equipment and Supplies, Inc. Environmental Equipment is a wholesale distributor of air conditioning and heating equipment and sells to approximately 300 licensed air conditioning and heating contractors. Environmental Equipment operates from two branches in Fort Smith and Jonesboro, Arkansas. Environmental Equipment reported revenues in 1994 of approximately $5.6 million.

         CENTRAL AIR CONDITIONING DISTRIBUTORS, INC. In October 1995, the Company acquired certain assets of Central Air Conditioning, a wholesale distributor of residential central air conditioners and related products. Central Air Conditioning sells to approximately 1,200 licensed air conditioning and heating contractors from five branches in North Carolina. Central Air Conditioning reported revenues of approximately $17.6 million in 1994.

THREE STATES ACQUISITION

         In December 1995, the Company entered into a letter of intent with respect to the proposed acquisition of Three States, a distributor of building materials used primarily in the air conditioning and heating industry. Three States reported revenues of approximately $45 million in 1994. The Company believes that Three States serves over 5,000 customers from its nine locations in Memphis and Nashville, Tennessee, Little Rock and Fort Smith, Arkansas, Jackson, Mississippi, Huntsville, Alabama and St. Louis, Missouri.

         The terms of the letter of intent among the Company, Three States and the 99.8% stockholder of Three States provide that the Company will acquire the assets and assume certain liabilities of Three States. The purchase price will be calculated as of the closing date of the acquisition and is expected to be approximately $14 million, subject to adjustment. The consummation of the acquisition is subject to the negotiation of definitive agreements and certain other conditions, including satisfactory due diligence review by the Company and the absence of material adverse changes in the operation or condition of Three States, and accordingly there can be no assurance that the Company's acquisition of Three States will be consummated.

         The Company expects to use a portion of the net proceeds of this offering to pay for the acquisition of Three States. However, the acquisition of Three States is not contingent upon the completion of this offering. In the event this offering is not consummated, or if the net proceeds are not equal to the purchase price, the Company has received indications from its lenders that it will be able to obtain financing for the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DISTRIBUTION OPERATIONS

         PRODUCTS. The Company markets a complete line of residential central air conditioners (primarily under the Rheem brand name) and related parts and supplies and maintains sufficient inventory to meet its customers' immediate needs. The Company's strategy is to provide every product a contractor generally would require in order to install or repair a residential or light commercial central air conditioner. Such products include residential central air conditioners ranging from 1 1/2 to 5 tons*, light commercial air conditioners ranging up to 20 tons, insulation, grills, sheet metal and other ductwork, copper tubing, concrete pads, and tape. In addition, the Company also sells products such as electric and gas heating units, air-to-air heat pumps and rooftop equipment. Sales of air conditioning and heating equipment accounted for approximately 66% and 63% of the distribution subsidiaries' revenues for 1994 and the nine months ended September 30, 1995, respectively. Sales of parts and supplies (currently approximately 28,000 different parts and supplies) comprised the remaining portions of revenues. In 1994 and the nine months ended September 30, 1995, purchases of Rheem products represented approximately 57% and 55%, respectively, of the aggregate purchases of the Company's distribution subsidiaries.

         DISTRIBUTION AND SALES. The Company operates out of 70 branch warehouses located in regions of the sunbelt which the Company believes have favorable demographic trends. The Company maintains well-stocked inventories at each warehouse location to meet the immediate needs of its customers. This is accomplished by transporting inventory between warehouses daily and either directly delivering products to customers with the Company's fleet of 137 trucks or making the products available for pick-up at the nearest branch. The Company has 111 commissioned salespeople who average 16 years of experience in the residential central air conditioning equipment industry.

         CUSTOMERS AND CUSTOMER SERVICE. The Company sells to contractors and dealers who service the new construction and replacement markets for residential and light commercial central air conditioners. In 1995, the Company served over 13,600 customers, with no single customer accounting for more than 2% of consolidated revenues. The Company focuses on providing products where and when the customer needs them, technical support by phone or on site as required, and quick and efficient service at the branch locations. Management believes that the Company successfully competes with other distributors in the residential and light commercial central air conditioning market primarily on the basis of its experienced sales organization, strong service support, high quality reputation, extensive branch network and broad product lines.

MANUFACTURING OPERATIONS

         The Company produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and OEMs, with no single customer accounting for more than 1% of consolidated revenues. The Company's products include: components, such as line tap and specialty valves, motor compressor protectors, liquid sight glasses, warm air controls; and equipment, such as vacuum pumps, and refrigerant recovery systems. Many of the Company's products are patented and compete in the market place based on uniqueness as well as quality and price. The Company's OEM customers include most of the major air conditioning manufacturers, including Rheem, Carrier Air Conditioning, Inc., and Inter-City Products Corporation.

         The Company conducts research and development to improve the quality and performance of its manufactured products and to develop new products and product line improvements. The Company performs research and development both in-house and by extensive field testing of products. The Company's engineering staff, consisting of 11 employees, develops new customized products to end-user specification and continuously improves, supplements and enhances product lines with newly developed products.

--------------------
* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

RELATIONSHIP WITH RHEEM MANUFACTURING COMPANY

         Rheem is the second largest manufacturer of residential central air conditioning equipment in the United States with a reputation for a high quality, competitively-priced product line. The Company is the leading distributor of Rheem products and is an authorized distributor of Rheem products in the State of Florida, the eastern half of Texas, southern and central California, the western half of North Carolina, the Phoenix and Tucson, Arizona metropolitan areas, the Las Vegas, Nevada metropolitan area, the Shreveport and Monroe, Louisiana metropolitan areas, the Fort Smith and Jonesboro, Arkansas metropolitan areas, the Mobile, Alabama metropolitan area, the County of Decatur, Georgia, and substantially all of the countries of South America, Central America and the Caribbean (excluding principally Brazil, Chile, Peru, Mexico, and Puerto Rico). Additionally, the Company is authorized to distribute the Weatherking brand of air conditioners, also manufactured by Rheem, in substantially all of South America, Central America and the Caribbean. Pursuant to the Company's distribution agreements with Rheem, Rheem is obligated to offer the Company all of the same programs, prices, terms and conditions offered to competing distributors of Rheem brand products in the same territories.

         Management believes that the Company maintains a unique and mutually beneficial relationship with Rheem, which owns 20% of Gemaire and Comfort Supply and 50% of Heating & Cooling. The Company has the option to increase its ownership in Heating & Cooling to 50.25%. Pursuant to shareholder agreements with the Company, Rheem has the right to designate directors to two of the five seats on Gemaire's Board of Directors and three of the seven seats on Heating & Cooling's and Comfort Supply's Boards of Directors, as well as the right to approve fundamental corporate changes with respect to the business and corporate structures of Gemaire, Heating & Cooling and Comfort Supply. See "Business -- Distribution Operations."

         The Company's distribution subsidiaries (other than Heating & Cooling) have distribution agreements with Rheem. Two of the distribution agreements will expire in 1998, and the third can be terminated at any time without cause by either party. Heating & Cooling's distribution agreement expired in September 1995. Heating & Cooling continues to distribute Rheem products, and the Company expects that Heating & Cooling will enter into a new distribution agreement with Rheem on substantially similar economic terms. Under Gemaire's distribution agreement, Gemaire's sales of competitive products from other manufacturers in any 12-month period must be less than 5% of its sales of Rheem products. Under Comfort Supply's distribution agreement, Comfort Supply is permitted to continue to sell, without restriction, competitive products substantially similar to those carried by Comfort Supply at the time it entered into its distribution agreement (the "Permitted Competitive Products"). Comfort Supply may also sell competitive products ("Other Products"), in addition to the Permitted Competitive Products, in any 12-month period as long as such sales of Other Products are less than 10% of the sum of (i) its sales of Rheem products plus
(ii) its sales of Permitted Competitive Products.

         The shareholder agreement, as amended, between the Company and Rheem with respect to Gemaire provides, among other things, that annually during any Election Period after the year ended December 31, 1992, the Company can "put" its ownership interest in Gemaire to Rheem, and, that annually during any Election Period after the year ended December 31, 1997, Rheem can "call" the Company's ownership interest in Gemaire, at a price based on a valuation formula (the "Gemaire Put/Call"). The Gemaire Put/Call purchase price is the Company's ownership percentage multiplied by the greater of (i) an amount equal to (a) seven times the average of Gemaire's highest EBIT (earnings before interest and taxes) for each of the three out of the four full fiscal years immediately preceding the date the purchase price is being calculated, less (b) the total amount of Gemaire's interest-bearing bank debt, as reflected in the most recent fiscal year audited financial statements; or (ii) an amount equal to (a) Gemaire's tangible net book value as of the closing of the Gemaire Put/Call, plus (b) goodwill arising out of the acquisition of Gemaire. See "Risk Factors -- Put/Call Agreements with Rheem Manufacturing Company" and Note 10 to the Company's Consolidated Financial Statements.

         The shareholder agreement, as amended, between the Company and Rheem with respect to Heating & Cooling provides, among other things, that annually during any Election Period after the year ended December

31, 1992, the Company can "put" its stock in Heating & Cooling to Rheem and, that annually during any Election Period after the year ended December 31, 1997, Rheem can "call" the Company's stock in Heating & Cooling pursuant to a valuation formula (the "H&C Put/Call"). The H&C Put/Call purchase price is the Company's ownership percentage multiplied by the greater of (i) an amount (the "H&C EBIT Valuation") equal to (a) six times Heating & Cooling's highest annual EBIT during the four full fiscal years immediately preceding the date of the exercise of the H&C Put/Call (the "H&C Exercise Date") less (b) the sum of (1) the amount of Heating & Cooling's long-term interest-bearing bank debt, inclusive of current portion, as of the date of the balance sheet for the fiscal year immediately preceding the H&C Exercise Date (the "Debt"), less (2) the amount of such Debt then guaranteed by Watsco and less (3) the product of (A) Heating & Cooling's working capital (determined in accordance with generally accepted accounting principles) and (B) the quotient obtained by dividing Heating & Cooling's Debt by the sum of its Debt and stockholders' equity (determined in accordance with generally accepted accounting principles), less
(c) a working capital adjustment, as defined below; or (ii) the amount equal to
(a) Heating & Cooling's tangible net book value as of the closing of the H&C Put/Call, plus (b) the goodwill arising out of the acquisition of Heating & Cooling by the Company, plus (c) $5,000,000. The working capital adjustment referred to above is the amount, if any, by which (i) certain components of working capital of Heating & Cooling (accounts receivable and inventory less accounts payable and accrued expenses) at the end of the year used to calculate the H&C EBIT Valuation are greater than the net total of (ii) those same components of working capital as of the date of the balance sheet for the fiscal year immediately preceding the H&C Exercise Date, except that such adjustment may not exceed $6,000,000. See "Risk Factors -- Put/Call Agreements with Rheem Manufacturing Company" and Note 10 to the Company's Consolidated Financial Statements.

         The shareholder agreement, as amended, between the Company and Rheem with respect to Comfort Supply provides, among other things, that annually during any Election Period after the year ended December 31, 1996, the Company can "put" its stock in Comfort Supply to Rheem and, that annually during any Election Period after the year ended December 31, 1997, Rheem can "call" the Company's stock in Comfort Supply pursuant to a valuation formula (the "Comfort Supply Put/Call"). The Comfort Supply Put/Call purchase price is the Company's ownership percentage multiplied by the greater of (i) an amount equal to seven times the average of Comfort Supply's highest EBIT for each of the three out of the four full fiscal years immediately preceding the date the purchase price is being calculated or (ii) an amount equal to (a) Comfort Supply's tangible net book value as of the closing of the Comfort Supply Put/Call, plus (b) any remaining goodwill arising out of the acquisition of Comfort Supply, plus (c) $2,000,000. See "Risk Factors -- Put/Call Agreements with Rheem Manufacturing Company" and Note 10 to the Company's Consolidated Financial Statements.

PERSONNEL SERVICES

         Dunhill, founded in 1952, is one of the nation's best known personnel service networks. Through franchised, licensed, and company-owned offices in 38 states, Puerto Rico and Canada, Dunhill provides permanent placement and temporary help services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1995, Dunhill's operations consisted of 115 franchised permanent placement offices and 18 franchised, 5 licensed, and 14 company-owned temporary personnel service offices. Dunhill's franchisees operate their businesses autonomously within the framework of the Company's policies and standards, and recruit, employ, and pay their own employees, including temporary employees. Dunhill's permanent placement division recruits primarily middle-management, sales, technical, administrative, and support personnel for permanent employment in a wide variety of industries and positions. The fees paid by employers to Dunhill for its permanent placement services are typically contingent upon the Company's successful placement of an employee and are generally a percentage of the annual compensation to be paid to the new employee.

         Dunhill receives an initial fee from all licensees and franchisees, and on-going revenues from (i) temporary help licensees of approximately 7% of the licensee's gross receipts and (ii) royalty fees from permanent placement and temporary help franchisees of approximately 7% and 1 1/2% to 3%, respectively, of gross franchisee receipts. Licenses and franchises are generally granted for 5 and 10 year terms, respectively, and are typically renewable at the option of the licensee or franchisee for additional terms of 5 and 10 years, respectively.

COMPETITION

         All of the Company's businesses operate in highly competitive environments. The Company's distribution business competes with a number of independent distributors and those major air conditioner manufacturers who distribute a significant portion of their products through factory-owned distribution organizations. Many of the factory-owned distribution organizations are larger and have greater financial resources than those of the Company. Competition within any given geographic market is based upon product availability, customer service, price and quality. The Company's manufacturing business has several major competitors, a few of which are larger and have greater financial resources. Dunhill competes with numerous other large and small national, regional, and local personnel service providers. Competitive pressures or other factors could cause the Company's products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on the Company's profitability.

                                   MANAGEMENT

         Certain information concerning directors and executive officers of the Company and the Presidents of the principal subsidiaries of the Company is set forth below:

NAME                               AGE  POSITION WITH THE COMPANY
----                               ---  -------------------------
DIRECTORS AND EXECUTIVE OFFICERS
      Albert H. Nahmad              55  Chairman of the Board and President
      Ronald P. Newman              49  Chief Financial Officer, Secretary and Treasurer
      D.A. Coape-Arnold             78  Director
      David B. Fleeman(1)           82  Director
      James S. Grien(2)             38  Director
      Paul F. Manley(1)(3)          59  Director
      Bob L. Moss(2)                48  Director
      Roberto Motta                 82  Director
      Alan H. Potamkin              47  Director
PRINCIPAL SUBSIDIARY PRESIDENTS
      Kenneth A. Perkins            58  President of Gemaire
      Donald H. Huslage             64  President of Heating & Cooling
      Eric A. Young                 37  President of Comfort Supply
      Michael B. Huff               34  President of Central Air Conditioning
      Neal Fischer                  44  President of Watsco Components, Inc.
      Daniel H. Abramson            46  President of Dunhill

---------------------

(1)   Member of the Compensation Committee of the Board of Directors.

(2)   Member of the Stock Option Committee of the Board of Directors.

(3)   Member of the Audit Committee of the Board of Directors.

         ALBERT H. NAHMAD has served as Chairman of the Board and President of the Company since 1973. Mr. Nahmad is the general partner of Alna Capital Associates, a New York limited partnership, which is the principal shareholder of the Company. Mr. Nahmad also serves as a director of American Bankers Insurance Group.

         RONALD P. NEWMAN has served as Chief Financial Officer, Secretary and Treasurer of the Company since 1982. Prior to joining the Company, Mr. Newman, a certified public accountant, was associated with the accounting firm of Arthur Young & Company from 1977 to 1982.

         D.A. COAPE-ARNOLD has been a director of the Company since 1981. Since 1988, Mr. Coape-Arnold has also served as Chairman of the Board and Chief Executive Officer of Dunhill. From 1982 to present, Mr. Coape-Arnold has served as a consultant for a variety of businesses. From 1978 until 1982, he served as Vice President of The Wickes Corporation, a diversified New York Stock Exchange company. From 1961 to 1978, Mr. Coape-Arnold served as Vice President and Group Executive of W.R. Grace & Co., a diversified New York Stock Exchange company.

         DAVID B. FLEEMAN has been a director of the Company since 1977. Since 1956, Mr. Fleeman has served as the Managing Partner of Fleeman Builders, a Florida general partnership engaged primarily in real estate development.

         JAMES S. GRIEN has been a director of the Company since 1994. Mr. Grien is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated and has been employed by Prudential Securities Incorporated in various positions since 1989.

         PAUL F. MANLEY has been a director of the Company since 1984. Mr. Manley served as Executive Director of the law firm of Holland & Knight from 1987 to 1991. From 1982 to 1987, Mr. Manley served as Vice President of Planning at Sensormatic Electronics Corporation, a publicly held manufacturer of electronic article surveillance systems. Prior to 1982, Mr. Manley served as the Managing Partner of the Miami office of Arthur Young & Company.

         BOB L. MOSS has been a director of the Company since 1992. Since 1986 Mr. Moss has served as President and Chief Executive Officer of Centex-Rooney Enterprises, Inc., Florida's largest general contractor.

         ROBERTO MOTTA has been a director of the Company since 1975. Mr. Motta has been engaged as a private investor in various business activities for more than five years.

         ALAN H. POTAMKIN has been a director of the Company since 1994. Since 1970, Mr. Potamkin has served as President of Potamkin Companies, one of the nation's largest retail automobile dealers.

         KENNETH A. PERKINS, a co-founder of Gemaire in 1969, has served as its President since 1987. From 1969 to 1987, he served as Gemaire's Vice President -- Marketing. Mr. Perkins has over 29 years of experience in the air conditioning industry.

         DONALD H. HUSLAGE has served as President of Heating & Cooling since 1995. Mr. Huslage has also served from 1993 to present as Chairman of the Board of Comfort Supply and from 1990 to 1993 as President of Comfort Supply.

         ERIC A. YOUNG has served as President of Comfort Supply since 1993. From 1991 to 1993 he was employed as Executive Vice President of Comfort Supply.

         MICHAEL B. HUFF has served as President of Central Air Conditioning since 1995. From 1978 to 1995 he was employed in various capacities by Central Air Conditioning.

         NEAL FISCHER joined the Company in 1986 and has served as President of the Company's manufacturing subsidiaries since 1991. From 1986 to 1991 he served as Controller of the Company's manufacturing subsidiaries.

         DANIEL H. ABRAMSON has served as President of Dunhill since 1994. From 1992 to 1994, he served as Executive Vice President of Dunhill's professional search division. From 1986 to 1992, he owned and operated Dunhill Professional Search of Providence, Inc., a Dunhill franchisee.

         The Company's Articles of Incorporation provide for the Board of Directors to have up to nine members, to be divided as nearly as possible in three equal divisions to serve in staggered terms of three years. Each division currently consists of one director to be elected by the holders of Common Stock and two directors to be elected by the holders of Class B Common Stock. The number of members comprising the Board of Directors is presently set at eight, three of whom are Common Stock directors and five of whom are Class B directors. At present Messrs. Manley (Common Stock), Nahmad (Class B) and Coape-Arnold (Class B) serve until the 1996 annual meeting of shareholders, Messrs. Potamkin (Common Stock) and Motta (Class B) serve until the 1997 annual meeting of shareholders and Messrs. Grien (Common Stock), Fleeman (Class B) and Moss (Class
B) serve until the 1998 annual meeting of shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of the date of this Prospectus, and as adjusted to reflect the sale of the Common Stock offered hereby.

                                                                                                        CLASS B
                                                        COMMON STOCK                                  COMMON STOCK
                                 ------------------------------------------------------------     --------------------
                                 BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP            BENEFICIAL
                                  PRIOR TO OFFERING                         AFTER OFFERING               OWNERSHIP
                                 --------------------                    --------------------     --------------------
                                 NUMBER OF     % OF       NUMBER OF      NUMBER OF     % OF       NUMBER OF     % OF
                                   SHARES      CLASS    SHARES OFFERED     SHARES      CLASS        SHARES      CLASS
                                 ----------   -------   --------------   ----------   -------     ----------   -------
Alna Capital Associates(1)        162,510       3.4%        25,720        136,790       2.4%        677,345     41.2%
505 Park Avenue
New York, NY 10022

Albert H. Nahmad(2)               469,685       9.2         50,000        419,685       6.9       1,183,559     60.4
2665 S. Bayshore Drive
Suite 901
Miami, FL 33133

Oliver M. Butler and              286,405       6.0        286,405             --        --              --       --
Marjorie E. Butler
Declaration of Trust(3)
6978 Del Cerro Blvd.
San Diego, CA 92120

O.M. Butler(4)                    294,280       6.1          7,875             --        --              --       --
6978 Del Cerro Blvd.
San Diego, CA 92120

Ronald P. Newman(5)                91,415       1.9         30,000         61,415       1.0          51,416      3.4
2665 S. Bayshore Drive
Suite 901
Miami, FL 33133

--------------------------------------

(1) Alna Capital Associates is a New York limited partnership of which Mr. Nahmad owns a 43% interest and is the sole general partner ("Alna Capital"). Mr. Nahmad is Chairman of the Board and President of the Company. See "Management." The number of shares of Class B Common Stock indicated includes (i) 512,211 shares directly owned and (ii) 165,134 shares issuable upon the conversion of the Company's Convertible Debentures.
(2) Includes 162,510 shares of Common Stock and 677,345 shares of Class B Common Stock indicated as beneficially owned by Alna Capital. See footnote (1) above. The number of shares of Common Stock indicated also includes (i) 8,401 shares directly owned; (ii) 8,599 shares owned pursuant to the Watsco, Inc. Profit Sharing Retirement Plan; (iii) 3,300 shares owned by Mr. Nahmad's children; and (iv) 286,875 shares issuable upon the exercise of presently exercisable options granted pursuant to the Company's 1991 Stock Option Plan. The number of shares of Class B Common Stock indicated includes (i) 192,955 shares directly owned; (ii) 291,375 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan; and
         (iii) 21,884 shares issuable upon the conversion of the Company's Convertible Debentures.

                                     - 23 -




(3) The Oliver M. Butler and Marjorie E. Butler Declaration of Trust is a trust organized under the laws of California and Mr. Butler and his wife are Co-Trustees.
(4) The number of shares of Common Stock indicated (i) includes 286,405 shares owned by the Oliver M. Butler and Marjorie E. Butler Declaration of Trust and (ii) 7,875 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. Mr. Butler served as Chairman of the Board of Heating & Cooling and as a director of the Company from October 1990 until his resignation in December 1995.
(5) The number of shares of Common Stock indicated includes (i) 3,513 shares directly owned; (ii) 4,420 shares owned pursuant to the Watsco, Inc. Profit Sharing Retirement Plan; (iii) 1,702 shares owned by Mr. Newman's spouse; and (iv) 81,780 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. The number of shares of Class B Common Stock indicated includes
         (i) 14,403 shares directly owned and (ii) 37,013 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. Mr. Newman is Chief Financial Officer, Secretary and Treasurer of the Company. See "Management."

                                  UNDERWRITING

         The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated is acting as the representative (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                    NUMBER
                      UNDERWRITER                                 OF SHARES
                      -----------                                 ---------
Prudential Securities Incorporated.....................

                                                                  ---------
         Total.........................................           1,400,000
                                                                  =========

         The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

         The Underwriters, through the Representative, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $_______ per share; and that such dealers may reallow a concession of $______ per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representative.

         The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 1,400,000 shares.

         The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         The Company, each of the Company's directors and executive officers and the Selling Shareholders holding 325,980 shares of Common Stock (excluding the shares of Common Stock offered hereby) and 812,652 shares of Class B Common Stock have agreed that they will not, directly or indirectly, without the prior written consent of the Representative on behalf of the Underwriters for a period of 120 days after the date of this Prospectus, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other disposition) of any shares of Common Stock or Class B Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or Class B Common Stock, except for issuances pursuant to the exercise of employee stock options outstanding as of the date of this Prospectus or pursuant to the terms of convertible securities of the Company outstanding as of the date of this Prospectus.

         James S. Grien, a director of the Company, is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated, the Representative.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by King & Spalding. King & Spalding will rely upon the opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to all matters of Florida law.

                                     EXPERTS

         The financial statements, schedules and five-year selected financial data included in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Three States as of December 31, 1994 and for the period then ended included in this Prospectus have been audited by Rhea & Ivy, P.L.C., independent certified public accountants, as stated in their report appearing herein, and have been so included in reliance upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661, and copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company (File No. 1-5581) with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (3) the Company's Registration Statement on Form 8-A filed May 4, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be delivered to Ronald P. Newman, Chief Financial Officer, 2665 South Bayshore Drive, Miami, Florida 33133, telephone (305) 858-0828.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
REGISTRANT

WATSCO, INC. AND SUBSIDIARIES -

Report of Independent Certified Public Accountants -
     Arthur Andersen LLP................................................    F-2

Consolidated Balance Sheets as of December 31, 1993, December 31, 1994
     and September 30, 1995 (unaudited).................................    F-3

Consolidated Statements of Income for the Years Ended December 31, 1992,
     December 31, 1993 and December 31, 1994 and for the Nine Months
     Ended September 30, 1994 and 1995 (unaudited)......................    F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
     December 31, 1992, December 31,  1993 and December 31, 1994 and for
     the Nine Months Ended September 30, 1995 (unaudited)...............    F-5

Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1992, December 31, 1993 and December 31, 1994 and for
     the Nine Months Ended September 30, 1994 and 1995 (unaudited)......    F-6

Notes to Consolidated Financial Statements..............................    F-7


BUSINESS TO BE ACQUIRED

THREE STATES SUPPLY COMPANY, INC. -

Report of Independent Certified Public Accountants - Rhea & Ivy, P.L.C..    F-21

Balance Sheets as of December 31, 1994 and
     September 30, 1995 (unaudited).....................................    F-22

Statements of Income and Retained Earnings for Year Ended
     December 31, 1994 and for the Nine Months Ended
     September 30, 1994 and 1995 (unaudited)............................    F-23

Statements of Cash Flows for the Year Ended December 31, 1994 and for
     the Nine Months Ended September 30, 1994 and 1995 (unaudited)......    F-24

Notes to Financial Statements...........................................    F-25


UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Balance Sheet as of September 30, 1995.....    F-31

Unaudited Pro Forma Combined Statements of Income for the Year Ended
     December 31, 1994 and for the Nine Months Ended
     September 30, 1995.................................................    F-32

Notes to Unaudited Pro Forma Combined Financial Statements..............    F-34

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATSCO, INC.:

         We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

         We have also audited, in accordance with generally accepted auditing standards, the balance sheets as of December 31, 1990, 1991 and 1992, and the related statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1992 (none of which are presented herein), and have expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the selected financial data for each of the five years in the period ending December 31, 1994, appearing on page 10, is fairly stated in all material respects in relation to the financial statements from which it has been derived.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
  March 13, 1995 (except with respect to
  the matters discussed in Note 15, as to
  which the date is January 18, 1996).

                          WATSCO, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               DECEMBER 31,
                                                                           ------------------- SEPTEMBER 30,
                                                                             1993       1994       1995
                                                                           --------   -------- -------------
                                                                                                (UNAUDITED)
                                                   ASSETS
Current assets:
   Cash and cash equivalents ...........................................   $  1,093   $  1,744   $  3,190
   Marketable securities ...............................................      1,501      3,227      1,281
   Accounts receivable, net ............................................     30,257     34,811     47,413
   Inventories .........................................................     48,959     49,259     61,654
   Prepaid expenses and other current assets ...........................      4,875      4,608      5,123
                                                                           --------   --------   --------
Total current assets ...................................................     86,685     93,649    118,661
                                                                           --------   --------   --------
Property, plant and equipment, net .....................................      6,554      8,829     10,537
Intangible assets, net .................................................     13,449     13,164     14,353
Other assets ...........................................................      2,997      4,022      4,014
                                                                           --------   --------   --------

                                                                           $109,685   $119,664   $147,565
                                                                           ========   ========   ========

                                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term obligations ............................   $  1,069   $  1,781   $    744
   Borrowings under revolving credit agreements ........................     26,151     32,034     49,433
   Accounts payable ....................................................     15,483     13,108     15,921
   Accrued liabilities .................................................      4,720      6,631      7,578
                                                                           --------   --------   --------
Total current liabilities ..............................................     47,423     53,554     73,676
                                                                           --------   --------   --------
Long-term obligations:
   Bank and other debt .................................................      3,672      2,719      4,026
   Subordinated note ...................................................      2,500      2,500      2,500
   Convertible subordinated debentures .................................      1,676      1,505      1,341
                                                                           --------   --------   --------
                                                                              7,848      6,724      7,867
                                                                           --------   --------   --------
Deferred income taxes ..................................................      1,107        713        638
Minority interests .....................................................     11,553     11,857     12,780

Commitments and contingencies (Notes 2 and 12)
Shareholders' equity:
   Common Stock, $.50 par value, 4,596,648, 4,658,010
     and 4,783,129 shares issued and outstanding in 1993
     and 1994 and September 30, 1995, respectively .....................      2,298      2,329      2,392
   Class B Common Stock, $.50 par value, 1,487,928, 1,492,725 and 1,485,171 shares issued and outstanding in 1993
     and 1994 and September 30, 1995, respectively .....................        744        746        742
   Paid-in capital .....................................................     18,131     18,565     19,205
   Retained earnings ...................................................     20,581     25,176     30,265
                                                                           --------   --------   --------
Total shareholders' equity .............................................     41,754     46,816     52,604
                                                                           --------   --------   --------

                                                                           $109,685   $119,664   $147,565
                                                                           ========   ========   ========

   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                          WATSCO, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                             -----------------------------------     ---------------------
                                               1992         1993          1994         1994         1995
                                             --------     --------      --------     --------     --------
                                                                                          (UNAUDITED)
Revenues:
   Net sales..............................   $169,140     $203,067      $253,433     $191,424     $226,689
   Service fees and royalties ............     25,493       27,589        30,298       22,460       23,501
                                             --------     --------      --------     --------     --------

Total revenues............................    194,633      230,656       283,731      213,884      250,190
                                             --------     --------      --------     --------     --------
Costs and expenses:
   Cost of sales..........................    129,262      157,213       197,397      148,183      175,603
   Direct service expenses................     19,812       21,513        23,122       17,035       18,040
   Selling, general and administrative
     expenses.............................     35,629       40,540        48,169       36,036       41,020
                                             --------     --------      --------     --------     --------
Total costs and expenses .................    184,703      219,266       268,688      201,254      234,663
                                             --------     --------      --------     --------     --------

Operating income..........................      9,930       11,390        15,043       12,630       15,527
                                             --------     --------      --------     --------     --------
Other income (expense):
   Investment income, net.................        401          383           140           82          181
   Interest expense ......................     (3,197)      (2,756)       (3,155)      (2,278)      (3,064)
   Insurance proceeds ....................          -        1,130             -            -            -
                                             --------     --------      --------     --------     --------
                                               (2,796)      (1,243)       (3,015)      (2,196)      (2,883)
                                             --------     --------      --------     --------     --------
Income before income taxes
   and minority interests.................      7,134       10,147        12,028       10,434       12,644
Income taxes..............................     (2,746)      (3,819)       (4,630)      (4,065)      (4,867)
Minority interests .......................     (1,470)      (1,287)       (1,636)      (1,446)      (1,744)
                                             --------     --------      --------     --------     --------

Net income................................     $2,918       $5,041        $5,762       $4,923     $  6,033
                                               ======       ======        ======       ======     ========

Primary earnings per share ...............       $.70         $.85          $.89         $.77         $.91
                                                 ====         ====          ====         ====         ====

Fully diluted earnings per share .........       $.64         $.82          $.87         $.74         $.87
                                                 ====         ====          ====         ====         ====

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                COMMON STOCK                                   RECEIVABLE
                                          -----------------------    PAID-IN      RETAINED     FROM STOCK
                                            SHARES       AMOUNT      CAPITAL      EARNINGS      ISSUANCE
                                          ---------    ----------   ----------   ----------    ----------
BALANCE AT DECEMBER 31, 1991 .........    3,733,628    $    1,867   $    3,612   $   15,392    $      (39)
5% stock dividend ....................      186,447            93        1,132       (1,225)
Conversion of debentures
   into Common Stock .................      126,434            63          705
Issuance of Common Stock .............       79,200            40          523
Contribution to 401(k) plan ..........       11,788             6           92
Exercise of stock options ............      259,641           130          512
Common stock cash dividends,
   $.150 per share of Common Stock and
   $.143 per Class B share ...........                                                 (588)
Reduction of receivable from
   stock issuance ....................                                                                 39
Net income ...........................                                                2,918
                                         ----------    ----------   ----------   ----------    ----------

BALANCE AT DECEMBER 31, 1992 .........    4,397,138         2,199        6,576       16,497          --
Conversion of debentures
   into Common Stock .................      444,009           222        2,385
Issuance of Common Stock .............    1,200,000           600        8,895
Contribution to 401(k) plan ..........       12,847             6          105
Exercise of stock options ............       30,582            15          170
Common stock cash dividends,
   $.16 per share of Common Stock and
   $.16 per Class B share ............                                                 (887)
Dividends on 6.5% Series A
   preferred stock of subsidiary .....                                                  (70)
Net income ...........................                                                5,041
                                         ----------    ----------   ----------   ----------    ----------

BALANCE AT DECEMBER 31, 1993 .........    6,084,576         3,042       18,131       20,581          --
Conversion of debentures
   into Common Stock .................       28,330            14          178
Contribution to 401(k) plan ..........       12,680             6          131
Exercise of stock options ............       25,149            13          125
Common stock cash dividends,
   $.17 per share of Common Stock and
   $.17 per Class B share ............                                               (1,037)
Dividends on 6.5% Series A
   preferred stock of subsidiary .....                                                 (130)
Net income ...........................                                                5,762
                                         ----------   ----------   ----------    ----------    ----------

BALANCE AT DECEMBER 31, 1994 .........    6,150,735         3,075       18,565       25,176          --
Conversion of debentures
   into Common Stock (unaudited) .....       24,403            12          152
Exercise of stock options and warrants
   (unaudited) .......................       93,162            47          488
Common stock cash dividends,
   $.05 per share of Common Stock and
   $.05 per Class B share
   (unaudited)........................                                                 (847)
Dividends on 6.5% Series A
   preferred stock of
   subsidiary (unaudited) ............                                                  (97)
Net income (unaudited) ...............                                                6,033
                                         ----------   -----------  -----------   ----------    ----------

BALANCE AT SEPTEMBER 30, 1995
 (UNAUDITED) .........................    6,268,300    $    3,134   $   19,205   $   30,265    $     --
                                         ==========   ===========  ===========   ==========    ==========

   The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                            NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                      --------------------------------    --------------------
                                                        1992        1993        1994        1994        1995
                                                      --------    --------    --------    --------    --------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.........................................   $  2,918    $  5,041    $  5,762    $  4,923    $  6,033
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization ..................      1,878       1,849       2,345       1,633       2,057
   Provision for doubtful accounts ................        834         315         597         639         575
   Net investment gains ...........................       (172)       (161)         (6)         (3)        (13)
   Deferred income tax benefit ....................       (246)       (455)       (237)        (95)        (75)
   Noncash stock contribution to 401(k) plan ......         98         111         137        --          --
   Minority interests, net of dividends paid ......        856         549         304         714         926
   Changes in operating assets and
     liabilities, net of effects of
     acquisitions in 1993 and 1995:
     Accounts receivable ..........................     (2,441)     (1,155)     (5,151)     (7,820)     (9,305)
     Inventories ..................................        969       1,462        (300)    (11,839)     (6,128)
     Accounts payable and accrued liabilities .....      1,635      (5,676)       (797)      8,347       2,022
     Other, net ...................................       (636)       (936)       (229)        152        (137)
                                                      --------    --------    --------    --------    --------
Net cash provided by (used in) operating
     activities ...................................      5,693         944       2,425      (3,349)     (4,045)
                                                      --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash used in acquisitions, net of cash acquired ...       --        (3,547)       --          --        (8,175)
Capital expenditures, net .........................     (1,957)     (2,994)     (4,148)     (2,224)     (3,165)
Net proceeds from (purchases of) marketable
   securities transactions ........................      1,044        (906)     (2,258)       (816)      1,986
                                                      --------    --------    --------    --------    --------
Net cash used in investing activities .............       (913)     (7,447)     (6,406)     (3,040)     (9,354)
                                                      --------    --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term obligations ...............     (1,374)     (3,874)       (222)       (421)     (2,145)
Net borrowings (repayments) under revolving
   credit agreements ..............................     (5,170)      1,865       5,883       8,063      17,399
Net proceeds from issuances of common stock .......        957       9,680         138          71         535
Cash dividends ....................................       (588)       (887)     (1,037)       (770)       (847)
Other, net ........................................         39         (70)       (130)        (97)        (97)
                                                      --------    --------    --------    --------    --------
Net cash provided by (used in)
   financing activities ...........................     (6,136)      6,714       4,632       6,846      14,845
                                                      --------    --------    --------    --------    --------
Net increase (decrease) in cash and
   cash equivalents ...............................     (1,356)        211         651         457       1,446
Cash and cash equivalents at beginning of period ..      2,238         882       1,093       1,093       1,744
                                                      --------    --------    --------    --------    --------
Cash and cash equivalents at end of period ........   $    882    $  1,093    $  1,744    $  1,550    $  3,190
                                                      ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURES:
Income taxes paid..................................   $  1,476    $  5,215    $  4,709    $  2,808    $  1,639
                                                      ========    ========    ========    ========    ========
Interest paid......................................   $  3,329    $  3,056    $  3,149    $  2,411    $  1,022
                                                      ========    ========    ========    ========    ========

         During the year ended December 31, 1994 and the nine months ended September 30, 1995, $192,000 and $164,000, respectively, of 10% Convertible Subordinated Debentures due 1996 were converted into Class B Common Stock.

         In connection with acquisitions during 1993 and the nine months ended September 30, 1995, the Company assumed liabilities of $19,832,000 and $4,003,000, respectively. (See Notes 8 and 15).

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                          WATSCO, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of Watsco, Inc. ("Watsco") and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's consolidated subsidiaries that are less than wholly-owned include 80% equity interests in Gemaire Distributors, Inc. ("Gemaire") and Comfort Supply, Inc. ("Comfort Supply"), and a 50% equity interest in Heating & Cooling Supply, Inc. ("Heating & Cooling"). Watsco has an option to increase its equity interest in Heating & Cooling to 50.25%. Minority interests in the accompanying consolidated financial statements include the portions of net income and equity of Gemaire, Comfort Supply and Heating & Cooling owned by Rheem Manufacturing Company ("Rheem").

         The accompanying unaudited consolidated financial statements as of September 30, 1995 and for the nine months ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements of the Company included herein. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

         REVENUE RECOGNITION

         The Company recognizes revenue upon shipment of products for its manufacturing and distribution businesses and upon delivery of services for its personnel services business.

         INVENTORIES

         Effective January 1, 1994, certain of the Company's subsidiaries changed their method of accounting for inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. The Company believes that the FIFO method provides a better matching of current costs and current revenues and provides a more meaningful presentation of these subsidiaries' financial position. These subsidiaries' inventories represented approximately 12% of the Company's consolidated inventories at the date of the change. Following the change, all of the Company's inventories are valued at the lower of FIFO cost or market. The effect of this accounting change was not material to the Company's previously reported or current year results of operations; accordingly, prior year amounts have not been restated.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided on the straight-line method. Buildings and improvements are being depreciated over estimated useful lives ranging from 5-40 years. Estimated useful lives for other depreciable assets range from 3-10 years.

                          WATSCO, INC. AND SUBSIDIARIES

         INTANGIBLE ASSETS

         Intangible assets, net of accumulated amortization of $1,275,000, $1,639,000 and $1,936,000 at December 31, 1993 and 1994 and September 30, 1995,
respectively, consists of goodwill arising from the excess of the cost of acquired businesses over the fair value of their tangible net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based upon expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $312,000, $358,000, $364,000 and $297,000 in 1992, 1993, 1994 and the nine months ended September 30, 1995, respectively.

         INCOME TAXES

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities reflect the future tax consequences of the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         MARKETABLE SECURITIES

         Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The adoption of this statement did not have a material effect on the Company's consolidated operating results or financial position in 1994. At December 31, 1993 and 1994 and September 30, 1995, marketable securities consists primarily of tax exempt municipal bonds. Such marketable securities have been classified as "available for sale" by the Company. At December 31, 1994 and September 30, 1995, the cost of such securities approximates market value.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1993 and 1994 and September 30, 1995, the allowance for doubtful accounts was $3,012,000, $2,681,000 and $3,181,000, respectively.

         EARNINGS PER SHARE

         Primary earnings per share is computed by dividing net income, less subsidiary preferred stock dividends in 1993 and 1994 and the nine months ended September 30, 1994 and 1995, by the total of the weighted average number of shares outstanding and common stock equivalents. Fully diluted earnings per share additionally assumes, if dilutive, conversion of the 10% Convertible Subordinated Debentures due 1996 (the "Class B Debentures"), with earnings being increased for interest expense, net of income taxes, that would not have been incurred had conversion taken place at the beginning of the year.

                          WATSCO, INC. AND SUBSIDIARIES

         Shares used to calculate earnings per share (restated in 1992, 1993 and 1994 to reflect a 3-for-2 stock split effected May 15, 1995 -- see Note 15) are as follows:

                                                                                    NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                              ---------------------------------   ---------------------
                                                 1992        1993       1994        1994        1995
                                              ---------   ---------   ---------  ----------   ---------
                                                                                       (UNAUDITED)
Weighted average shares outstanding .......   3,985,320   5,744,052   6,107,275   6,095,794   6,171,227
Dilutive stock options and warrants .......     173,763     124,530     218,853     211,888     336,831
                                              ---------   ---------   ---------   ---------   ---------
Shares for primary earnings per share .....   4,159,083   5,868,582   6,326,128   6,307,682   6,508,058
Assumed conversion of debenture ...........     816,187     470,461     267,561     274,032     246,278
Additional dilution of stock options and
   warrants ...............................     116,032        --        52,573      22,584     175,909
                                              ---------   ---------   ---------   ---------   ---------
Shares for fully diluted earnings per share   5,091,302   6,339,043   6,646,262   6,604,298   6,930,245
                                              =========   =========   =========   =========   =========

2.   INVENTORIES

     Inventories consists of (in thousands):

                                               DECEMBER 31,           SEPTEMBER 30,
                                        -------------------------     -------------
                                           1993           1994             1995
                                        --------         -------      -------------
                                                                       (UNAUDITED)
Raw materials ..................         $ 3,921         $ 4,058         $ 4,633
Work-in-process ................             721           1,152           1,380
Finished goods .................          44,317          44,049          55,641
                                         -------         -------         -------
                                         $48,959         $49,259         $61,654
                                         =======         =======         =======

         Rheem is a major supplier to the Company under long-term distribution agreements. Purchases under these agreements were $90,435,000, $113,117,000 and $93,609,000, or 57%, 57% and 55% of the Company's distribution subsidiaries aggregate purchases in 1993 and 1994 and the nine months ended September 30, 1995, respectively. Included in accounts payable in the consolidated balance sheets are amounts owed to Rheem totaling $6,267,000 and $4,207,000 at December 31, 1993 and 1994, respectively. At December 31, 1994, the Company had non-cancelable purchase commitments to Rheem of approximately $15,890,000.

3.       PROPERTY, PLANT AND EQUIPMENT, NET

         Property, plant and equipment, net, consists of (in thousands):

                                                       DECEMBER 31,      SEPTEMBER 30,
                                                   --------------------  -------------
                                                     1993        1994        1995
                                                   --------    --------  -------------
                                                                          (UNAUDITED)
Land and buildings .............................   $  3,550    $  4,023    $  4,266
Machinery and equipment ........................      8,990      10,021      11,054
Furniture and fixtures .........................      3,542       5,461       7,597
                                                   --------    --------    --------
                                                     16,082      19,505      22,917
Less:  accumulated depreciation and amortization     (9,528)    (10,676)    (12,380)
                                                   --------    --------    --------
                                                   $  6,554    $  8,829    $ 10,537
                                                   ========    ========    ========

                          WATSCO, INC. AND SUBSIDIARIES

4.       REVOLVING CREDIT AGREEMENTS

         Borrowings under revolving credit agreements consist of (in thousands):

                                                    DECEMBER 31,      SEPTEMBER 30,
                                               --------------------   -------------
                                                 1993         1994        1995
                                               -------      -------   -------------
                                                                       (UNAUDITED)
Variable-rate revolving note of
    Gemaire .............................      $ 4,200      $ 7,400      $23,700
Variable-rate revolving note of
    Heating & Cooling ...................       18,035       19,260       17,833
Variable-rate revolving note of
    Comfort Supply ......................        3,916        5,374        7,900
                                               -------      -------      -------
                                               $26,151      $32,034      $49,433
                                               =======      =======      =======


         At December 31, 1994, borrowings under the Gemaire revolving note, which expires in 1998, may not exceed $15,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Gemaire's option, interest is at 3/8% below the bank's prime rate or a fixed rate equal to the LIBOR rate plus 1.0% and is payable quarterly. The note is secured by substantially all of Gemaire's assets (with an aggregate carrying value of $23,672,000 at December 31, 1994) and is without recourse to Watsco. In connection with the purchase of certain assets from H.B. Adams, Inc. ("H.B. Adams") on March 13, 1995 (see Note 15), Gemaire amended its existing revolving credit agreement such that aggregate borrowings available under the agreement were increased to $27,000,000. Under the amended agreement, at Gemaire's option, interest is at 1-5/8% below the bank's prime rate, payable quarterly, or a fixed rate equal to the LIBOR rate plus .75%, payable at the end of the fixed period.

         At December 31, 1994, borrowings under the Heating & Cooling revolving note, which expires in 1995, may not exceed $23,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Heating & Cooling's option, interest is at 1/4% above the bank's prime rate or a fixed rate 1.50% over the lower of the Eurodollar rate or the bank's certificate of deposit rate for deposits of similar duration and is payable monthly. The note is secured by substantially all of Heating & Cooling's assets (with an aggregate carrying value of $33,636,000 at December 31, 1994) and is without recourse to Watsco. In September 1995, Heating & Cooling entered into a new revolving note, which expires in 1998. Under the new revolving note, borrowings may not exceed $25,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Heating & Cooling's option, interest is at 1/2% below the bank's prime rate, or a fixed rate equal to the LIBOR rate plus .90% or the bank's certificate of deposit rate plus .90% or offshore rates for deposits of similar duration and is payable monthly.

         At December 31, 1994, borrowings under the Comfort Supply revolving note, which expires in 1996, may not exceed $12,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Comfort Supply's option, interest is at the lesser of the bank's prime rate (prime rate less 1-5/8% at September 30, 1995), or a fixed rate equal to the LIBOR rate plus 1.0% (plus .75% at September 30, 1995) and is payable monthly. The note is secured by substantially all of Comfort Supply's assets (with an aggregate carrying value of $15,558,000 at December 31, 1994) and is without recourse to Watsco. The Company expects to extend or obtain replacement financing for the revolving note prior to its expiration.

         The Company also has an unsecured $3,000,000 line of credit facility with a bank expiring in May 1997. At the Company's option, borrowings under the facility bear interest at the lesser of the bank's prime rate (prime rate less 1-5/8% at September 30, 1995), or a fixed rate equal to the LIBOR rate plus .75% and is payable quarterly. At December 31, 1994 and September 30, 1995, there were no outstanding borrowings under the facility.

                          WATSCO, INC. AND SUBSIDIARIES

         The terms of the Gemaire, Heating & Cooling and Comfort Supply revolving credit agreements restrict the transfer of their net assets and limit the payment of dividends to their shareholders. At December 31, 1994, Watsco's proportionate share of the aggregate net assets of Gemaire, Heating & Cooling and Comfort Supply was $19,812,000 of which $4,296,000 was unrestricted.

         At December 31, 1993 and 1994, the weighted average interest rate for the borrowings under revolving credit agreements was 5.5% and 7.6%, respectively. The weighted average rates were 7.1%, 5.7% and 6.7% during 1992, 1993 and 1994, respectively.

5.       LONG-TERM OBLIGATIONS

         Bank and other debt (net of current portion) consists of (in thousands):

                                                      DECEMBER 31,    SEPTEMBER 30,
                                                  ------------------  -------------
                                                   1993        1994       1995
                                                  ------      ------  -------------
                                                                       (UNAUDITED)
8 1/2% first mortgage note .................      $  382      $  254      $  155
Variable-rate second mortgage note .........         879        --           603
Variable-rate term note of Gemaire .........       1,700       1,300       1,000
Other ......................................         711       1,165       2,268
                                                  ------      ------      ------
                                                  $3,672      $2,719      $4,026
                                                  ======      ======      ======

         At December 31, 1994, the first mortgage note is payable in monthly installments of approximately $13,000, including interest and the second mortgage note has an outstanding principal amount of $879,000 and bears interest at the bank's prime rate (8.5% at December 31, 1994). The first mortgage note had an original maturity in 1988 and the second mortgage note matured during 1995. In August 1995, these notes were combined into a replacement promissory note payable in monthly installments of approximately $13,000, bearing interest at 8.25% and maturing in 2002. The mortgage notes are secured by land and buildings with a net carrying value of $961,000 at December 31, 1994.

         The Gemaire note, which matures in 1999, is payable in quarterly installments of $100,000, plus interest at a fixed rate of 5.8%. The note is secured along with the amounts outstanding under Gemaire's revolving credit agreement (see Note 4).

         The subordinated note represents an unsecured note payable to Rheem by Heating & Cooling. The note bears interest at 12%, payable quarterly, and matures in 1998.

         The Company's convertible subordinated debentures outstanding at December 31, 1994 represent Class B Debentures that may be converted into Class B Common Stock at $6.74 per share. During 1994 and the nine months ended September 30, 1995, Class B Debentures totaling $192,000 and $164,000 were converted into 28,330 and 24,403 shares, respectively, of Class B Common Stock. If conversion does not occur on the remaining Class B Debentures, the Company is required to provide for annual sinking fund payments of $167,000 aggregate principal amount and to redeem the remainder on September 12, 1996. Redemption, at par plus accrued interest, may be made by the Company at any time. At December 31, 1993 and 1994, Class B Debentures in the aggregate principal amount of $1,863,000 and $1,672,000, respectively, were convertible into Class B Common Stock. Directors and an affiliate of the Company owned $1,747,000 and $1,567,500 of Class B Debentures at December 31, 1993 and 1994, respectively.

                          WATSCO, INC. AND SUBSIDIARIES

         Annual maturities of long-term obligations for the years subsequent to December 31, 1994 are as follows: $1,781,000 in 1995; $2,242,000 in 1996;
$694,000 in 1997; $3,005,000 in 1998; $180,000 in 1999 and $603,000 thereafter.

6.       INCOME TAXES

         SFAS No. 109 requires the use of the asset and liability approach for financial accounting and reporting for income taxes. As permitted under SFAS No. 109, prior years' financial statements have not been restated. Accordingly, the disclosures beginning in 1993 are in accordance with the new rules. The adoption of this statement did not have a material effect on the consolidated financial position or results of operations of the Company during 1993.

         The income tax provision consists of (in thousands):

                                                YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                        1992             1993             1994
                                      -------          -------          -------
Federal .....................         $ 2,304          $ 3,314          $ 3,991
State .......................             442              505              639
                                      -------          -------          -------
                                      $ 2,746          $ 3,819          $ 4,630
                                      =======          =======          =======

Current .....................         $ 2,992          $ 4,274          $ 4,867
Deferred ....................            (246)            (455)            (237)
                                      -------          -------          -------
                                      $ 2,746          $ 3,819          $ 4,630
                                      =======          =======          =======

         A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:


                                                        YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                     1992        1993        1994
                                                     ----        ----        ----
Federal statutory rate ......................        34.0%       34.0%       34.0%
State income taxes, net of federal
     benefit ................................         4.1         3.3         3.5
Amortization of intangible assets ...........         1.6         1.2         1.0
Other, net ..................................        (1.2)        (.9)        --
                                                     ----        ----        ----
                                                     38.5%       37.6%       38.5%
                                                     ====        ====        ====

         The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in thousands):

                                                               DECEMBER 31,
                                                          ----------------------
                                                            1993           1994
                                                          -------        -------
Deferred tax assets:
Included in other current assets -
Accounts receivable reserves............................  $ 1,198        $ 1,005
Capitalized inventory costs and inventory reserves......    1,724          1,860
Other...................................................      114            217
                                                          -------        -------

                          WATSCO, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                DECEMBER 31,
                                                           --------------------
                                                            1993          1994
                                                           -------      -------
                                                           $ 3,036      $ 3,082
                                                           -------      -------
Included in other noncurrent assets -
Net operating loss carryforwards of subsidiary .......     $   947      $   868
Other ................................................        --            211
                                                           -------      -------
                                                           $   947      $ 1,079
                                                           -------      -------
Deferred tax liabilities:
Included in accrued liabilities -
Inventory ............................................     $  --        $  (157)
Other ................................................        --           (178)
                                                           -------      -------
                                                           $  --        $  (335)
                                                           -------      -------
Included in noncurrent liabilities -
Depreciation and amortization ........................     $  (313)     $  (397)
Lease transaction ....................................        (436)        --
Other ................................................        (358)        (316)
                                                           -------      -------
                                                            (1,107)        (713)
                                                           -------      -------
Total net deferred tax assets ........................     $ 2,876      $ 3,113
                                                           =======      =======

         A subsidiary of the Company has available net operating loss carryforwards ("NOLs") of approximately $2.6 million which are available to offset future taxable income in equal annual amounts of approximately $232,000 through 2005. SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent operating earnings and expectations for the future, that operating income of the subsidiary will be sufficient to fully utilize the available NOLs.

7.       STOCK OPTION AND BENEFIT PLANS

         The Company has the following stock option plans in effect:

         1991 Stock Option Plan - for directors, officers and key employees, under which options for an aggregate of 1,372,500 shares of Common Stock and Class B Common Stock may be granted. Options as to 949,099 and 968,699 shares of Common Stock and 373,388 and 375,637 shares of Class B Common Stock have been granted as of December 31, 1994 and September 30, 1995, respectively. The terms of the plan require the option price per share to be equivalent to fair market value. Options are for a term of ten years and may be exercised as determined by the Option Committee. The Option Committee may waive the vesting period and permit options to be exercised immediately.

         1983 Executive Stock Option Plan - for directors, officers and key employees. This plan expired in February 1993; therefore, no additional options may be granted. Options as to 48,547 shares of Common Stock and 8,978 shares of Class B Common Stock are outstanding under this plan at December 31, 1994. The terms of the plan required the option price per share to be equivalent to fair market value. Options are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. The Option Committee may waive the vesting period and permit options to be exercised immediately.

                          WATSCO, INC. AND SUBSIDIARIES

         Summarized information for the above plans is as follows:

                                                                            YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                                    --------------------------------------    -------------
                                                                       1992          1993          1994            1995
                                                                    ----------    ----------    ----------    -------------
                                                                                                               (UNAUDITED)
Options outstanding at beginning of period ......................      872,968       865,711     1,032,612      1,066,286
Granted .........................................................      837,355       219,750       104,025         31,250
Exercised .......................................................     (801,457)      (31,144)      (46,426)       (22,712)
Cancelled .......................................................      (43,155)      (21,705)      (23,925)       (16,088)
                                                                    ----------    ----------    ----------     ----------
Options outstanding at end of period ............................      865,711     1,032,612     1,066,286      1,058,736
                                                                    ==========    ==========    ==========     ==========
Exercisable at end of period ....................................      263,892       533,685       791,788        873,732
                                                                    ==========    ==========    ==========     ==========
Available for future grant ......................................      423,034       120,738        50,013         28,164
                                                                    ==========    ==========    ==========     ==========
Average prices of options exercised .............................   $     5.55    $     5.00    $     6.61     $     6.43
                                                                    ==========    ==========    ==========     ==========
Price range of options outstanding at end of
     period .....................................................   $     4.13    $     4.21    $     5.00     $     5.00
                                                                            to            to            to             to
                                                                    $     8.50    $    10.67    $    11.00     $    15.25

         The Company has a profit sharing retirement plan for its employees (other than Heating & Cooling's) which is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution equal to 50% of eligible employee compensation deferrals (not to exceed 1.5% of compensation), in cash or the Company's common stock, to the plan on behalf of its employees. Heating & Cooling sponsors a separate 401(k) plan and makes a matching cash contribution. For the years ended December 31, 1992, 1993 and 1994, aggregate contributions to these plans were $165,000, $207,000 and $268,000, respectively.

         In 1993, Watsco implemented a reverse split-dollar insurance program for its officers providing Watsco with limited interests in the policies including death benefits aggregating approximately $5 million plus any prepaid and unearned premiums. Under the insurance program, the officers retain all incidents of ownership in excess of the Company's limited interests. For the years ended December 31, 1993 and 1994, the Company recorded expense of $45,000 and $49,000, respectively, related to this program.

         The Company has a Key Executive Non-Qualified Deferred Compensation Plan. At December 31, 1994, there were two individuals participating in this plan. For the years ended December 31, 1992, 1993 and 1994, the Company recorded expense of $95,000, $45,000 and $158,000, respectively, related to this plan.

8.       ACQUISITIONS

         Effective April 23, 1993, Watsco acquired 80% and Rheem acquired 20% of the common stock of Comfort Supply, a Texas-based distributor of residential central air conditioners and related parts and supplies, for approximately $4,022,000. The cash consideration paid by Watsco amounted to $3,418,000 and was made out of a portion of the proceeds from the sale of Watsco's Common Stock completed in February 1993 (see Note 11).

         On June 12, 1993, Heating & Cooling purchased certain accounts and notes receivable, inventory and other operating assets from Air Conditioning Sales, Inc. ("ACS"), a wholesale distributor of residential central air conditioners and related parts and supplies operating four distribution centers in central California. Consideration for the purchase included the assumption of certain liabilities aggregating $5,080,000 (including $2,042,000 payable to Rheem), a cash payment of $2,073,000 to an escrow account for the settlement of certain obligations of the seller and a cash payment to the seller of $211,000. In connection with this transaction, Heating & Cooling issued $2,000,000 of its 6.5% Series A Preferred Stock (the "H&C Preferred Stock") to Rheem in settlement of a like amount of accounts payable due Rheem. The H&C Preferred Stock is in preference to the common stock of Heating & Cooling in any dissolution or winding up and may be redeemed at any time at the option of Heating & Cooling. Cumulative dividends are paid annually on January 1. The H&C Preferred Stock is included in minority interests in the accompanying consolidated balance sheets.

         The above acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income beginning on the dates of acquisition. The excess of the aggregate purchase price over the tangible net assets acquired of $1,705,000 is being amortized on a straight-line basis over 40 years.

         The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1992 and giving effect to the three-for-two stock split, is as follows (in thousands, except per share data):

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                       1992              1993
                                                   -----------       -----------
Revenues ...................................       $   247,376       $   249,630
Net Income .................................       $     3,283       $     5,072
Primary earnings per share .................       $       .71       $       .85
Fully diluted earnings per share ...........       $       .65       $       .82

         The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired and the Company actually been combined during the years presented or of future results of operations of the combined companies.

9.       INSURANCE PROCEEDS

         Following Hurricane Andrew in August 1992, the Company filed insurance claims for business interruption. In June 1993, the Company received net proceeds of $1,130,000 from its insurance carrier.

10.      PUT/CALL AGREEMENTS

         The Company and Rheem have executed a shareholder agreement with respect to Gemaire that provides, among other things that annually during any election period, as defined, after the year ended December 31, 1992, the Company could "put" its ownership interest in Gemaire to Rheem and, after the year ended December 31, 1996, Rheem could "call" the Company's ownership interest in Gemaire, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of (i) an amount equal to (a) seven times the average of Gemaire's highest EBIT (earnings before interest and taxes) for each of the three out of the four full fiscal years immediately preceding the date the put/call price is being calculated, less (b) the total amount of Gemaire's interest-bearing bank debt as reflected in the most recent fiscal year audited financial statements or (ii) an amount equal to
(a) Gemaire's tangible net book value as of the closing date, plus (b) goodwill arising out of the acquisition of Gemaire.

                          WATSCO, INC. AND SUBSIDIARIES

         For the years ended December 31, 1991, 1992, 1993 and 1994, EBIT for Gemaire was $4,449,000, $5,327,000, $6,351,000 and $7,659,000, respectively, and interest-bearing bank debt and book value were $9,100,000 and $11,411,000, respectively, at December 31, 1994.

         The Company and Rheem have also executed a shareholder agreement with respect to Heating & Cooling which provides, among other things, that annually during any election period, as defined, after the year ended December 31, 1995, the Company can "put" its ownership interest in Heating & Cooling to Rheem and after the year ended December 31, 1996, that Rheem can "call" the Company's ownership interest in Heating & Cooling, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of (i) an amount equal to (a) six times Heating & Cooling's highest annual EBIT during the four full fiscal years immediately preceding the date of the exercise less (b) specified long-term debt as of the date of the balance sheet for the fiscal year immediately preceding the exercise date, less (c) a working capital adjustment, as defined, if any; or (ii) an amount equal to (a) Heating & Cooling's tangible net book value as of the closing date, plus (b) the goodwill arising out of the acquisition of Heating & Cooling by the Company, plus (c) $5,000,000.

         For the years ended December 31, 1991, 1992, 1993 and 1994, EBIT for Heating & Cooling was $4,254,000, $4,708,000, $2,892,000 and $3,532,000,
respectively, and its book value was $12,846,000 at December 31, 1994. The specified long-term debt and working capital adjustment, if any, cannot be calculated until the year of exercise.

         The Company and Rheem have also executed a shareholder agreement with respect to Comfort Supply which provides, among other things, that annually during any election period, as defined, after the year ended December 31, 1996, the Company can "put" its ownership interest in Comfort Supply to Rheem and that Rheem can "call" the Company's ownership interest in Comfort Supply, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of: (i) an amount equal to seven times the average of Comfort Supply's highest EBIT for each of the three out of the four full fiscal years immediately prior to the election period or (ii) an amount equal to (a) Comfort Supply's tangible net book value as of the closing date, plus (b) goodwill arising out of the acquisition of Comfort Supply, plus
(c) $2,000,000.

         For the fiscal years ended December 22, 1993 and December 23, 1994, EBIT for Comfort Supply was $2,721,000 and $3,503,000, respectively, and its book value was $5,325,000 at December 22, 1994.

         See Note 15 for an update of the put/call agreements.

         Combined summarized financial information of Gemaire, Heating & Cooling and Comfort Supply, net of minority interests, is as follows (in thousands):

                                                            NINE MONTHS ENDED
                             YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                          ------------------------------   --------------------
                            1992       1993       1994       1994       1995
                          --------   --------   --------   -------- -----------
                                                                (UNAUDITED)
Total revenues.........   $146,269   $181,524   $229,796   $174,110   $209,241
                          ========   ========   ========   ========   ========
Net income ............   $  3,175   $  4,555   $  5,199   $  4,370   $  5,557
                          ========   ========   ========   ========   ========
Total assets ..........   $ 59,730   $ 84,749   $ 88,719   $102,826   $116,842
                          ========   ========   ========   ========   ========

                          WATSCO, INC. AND SUBSIDIARIES

11.      SHAREHOLDERS' EQUITY

         The authorized capital stock of the Company at December 31, 1993 and 1994 is 10,000,000 shares of Common Stock (redesignated from Class A Common Stock in June 1994) and 4,000,000 shares of Class B Common Stock. Common Stock and Class B Common Stock share equally in the earnings of the Company, and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes; (ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock; and (iv) Class B Common Stock is convertible at any time into Common Stock on a one for one basis at the option of the shareholder.

         In April 1992, the Company declared a 5% stock dividend on its Common Stock and Class B Common Stock and issued 117,558 shares of Common Stock and 68,889 shares of Class B Common Stock.

         In September 1992, the Company registered for sale 450,000 shares of its Common Stock and subsequently sold 79,200 shares and realized net proceeds of $563,000.

         In February 1993, the Company completed the sale of 1,200,000 shares of Common Stock resulting in net proceeds of $9,495,000. In connection with the sale of these shares, the Company deregistered the remainder of the unsold shares related to the September 1992 registration described above.

12.      COMMITMENTS AND CONTINGENCIES

         At December 31, 1994, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals as follows: $3,704,000 in 1995; $2,769,000 in 1996; $2,264,000 in 1997; $1,327,000 in 1998; $745,000 in 1999 and $903,000
thereafter. Rental expense for the years ended December 31, 1992, 1993 and 1994 was $2,865,000, $3,584,000 and $4,026,000, respectively.

         The Company is from time to time involved in routine litigation. Based on the advice of litigation counsel, the Company believes that such actions presently pending will not have a material adverse impact on the Company's consolidated financial position or results of operations.

13.      INDUSTRY SEGMENT INFORMATION

         At December 31, 1994, the Company operated principally in two industry segments. Operations in the Climate Control segment are conducted through the Company's three distribution subsidiaries, Gemaire, Heating & Cooling and Comfort Supply, which distribute residential central air conditioners to both the homebuilding and replacement markets. This segment's operations also include the Watsco Components, Inc., Cam-Stat, Inc. and Rho Sigma, Inc. subsidiaries which manufacture and sell air conditioning, heating and refrigeration components and accessories to original equipment manufacturers and the service and repair markets. Operations in the Personnel Services segment are through Dunhill Personnel System, Inc., which provides temporary help and permanent placement services throughout the United States and Canada. There are no sales between industry segments. Operating profit is total revenues less operating expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each segment. Corporate assets consist primarily of cash and cash equivalents, marketable securities and real property. Export sales totaled approximately $4,676,000, $3,555,000 and $6,606,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

                          WATSCO, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                 (IN THOUSANDS)

                                                      CLIMATE      PERSONNEL
                                                      CONTROL       SERVICES           OTHER     CONSOLIDATED
                                                     ---------     ----------         -------    ------------
YEAR ENDED DECEMBER 31, 1993
Revenues...........................................  $ 203,067     $   27,589                     $  230,656
                                                      ========      =========                      =========
Operating income...................................  $  12,589     $      422                     $   13,011
                                                      ========      =========
Insurance proceeds.................................                                                    1,130
Interest expense...................................                                                   (2,756)
Unallocated corporate expenses.....................                                                   (1,621)
Investment income, net.............................                                                      383
                                                                                                   ---------
Income before income taxes and minority
   interests.......................................                                               $   10,147
                                                                                                   =========
Identifiable assets................................  $  99,628     $    6,817                     $  106,445
                                                      ========      =========
Corporate assets...................................                                                    3,240
                                                                                                   ---------
Total assets.......................................                                               $  109,685
                                                                                                   =========
Depreciation and amortization......................  $   1,165     $      150            $176     $    1,491
                                                      ========      =========             ===      =========
Capital expenditures, net..........................  $   2,470     $       36            $488     $    2,994
                                                      ========      =========             ===      =========

YEAR ENDED DECEMBER 31, 1994
Revenues...........................................  $ 253,433      $  30,298                     $  283,731
                                                      ========       ========                      =========
Operating income...................................  $  16,401      $   1,216                     $   17,617
                                                      ========       ========
Interest expense...................................                                                   (3,155)
Unallocated corporate expenses.....................                                                   (2,574)
Investment income, net.............................                                                      140
                                                                                                   ---------
Income before income taxes and
   minority interests..............................                                               $   12,028
                                                                                                   =========
Identifiable assets................................  $ 106,415      $   7,952                     $  114,367
                                                      ========       ========
Corporate assets...................................                                                    5,297
                                                                                                   ---------
Total assets.......................................                                               $  119,664
                                                                                                   =========
Depreciation and amortization......................  $   1,851     $      270            $224     $    2,345
                                                      ========      =========             ===      =========
Capital expenditures, net..........................  $   3,455     $      316            $377     $    4,148
                                                      ========      =========             ===      =========

NINE MONTHS ENDED SEPTEMBER 30, 1995
Revenues...........................................  $ 226,689      $  23,501                      $ 250,190
                                                      ========       ========                       ========
Operating income...................................  $  16,273     $      882                      $  17,155
                                                      ========      =========
Interest expense...................................                                                   (3,064)
Unallocated corporate expenses.....................                                                   (1,628)
Investment income, net.............................                                                      181
                                                                                                    --------
Income before income taxes and minority
   interests.......................................                                                $  12,644
                                                                                                    ========
Identifiable assets................................  $ 136,191      $   7,939                      $ 144,130
                                                      ========       ========
Corporate assets...................................                                                    3,435
                                                                                                    --------
Total assets.......................................                                                $ 147,565
                                                                                                    ========
Depreciation and amortization......................  $   1,685     $      141            $231      $   2,057
                                                      ========      =========             ===       ========
Capital expenditures, net..........................  $   2,338     $      378            $449      $   3,165
                                                      ========      =========             ===       ========

                          WATSCO, INC. AND SUBSIDIARIES

14.      UNAUDITED QUARTERLY FINANCIAL DATA

         Summarized unaudited quarterly results of operations for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1995 are as follows (in thousands, except per share data):

                                               1ST          2ND            3RD          4TH
                                             QUARTER    QUARTER (1)      QUARTER      QUARTER       TOTAL
                                             --------   -----------      -------      -------     --------
YEAR ENDED DECEMBER 31, 1993:
   Revenues...............................    $38,652      $59,546       $72,474      $59,984     $230,656
   Gross profit...........................      9,031       13,732        16,094       13,073       51,930
   Net income ............................        343        2,216         1,830          652        5,041
   Earnings per share (2):
     Primary..............................        .07          .37           .29          .10          .85
     Fully diluted........................        .07          .35           .28          .10          .82
YEAR ENDED DECEMBER 31, 1994:
   Revenues...............................    $55,252      $75,827       $82,805      $69,847     $283,731
   Gross profit...........................     13,218       16,717        18,731       14,546       63,212
   Net income.............................        690        1,926         2,307          839        5,762
   Earnings per share (2):
     Primary..............................        .11          .30           .36          .13          .89
     Fully diluted........................        .11          .29           .35          .13          .87
NINE MONTHS ENDED SEPTEMBER 30, 1995:
   Revenues...............................    $60,321      $91,062       $98,807
   Gross profit...........................     14,735       20,144        21,668
   Net income.............................        901        2,301         2,831
   Earnings per share (2):
     Primary..............................        .14          .35           .42
     Fully diluted........................        .13          .34           .41

(1) The second quarter of 1993 includes the non-recurring receipt of insurance proceeds for business interruption claims made by the Company following Hurricane Andrew, which had the effect of increasing net income by $706,000. Excluding this item, fully diluted earnings per share was $.24 ($.25 primary) for the second quarter of 1993 and $.71 ($.73 primary) for the year ended December 31, 1993.

(2) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, in total may not equal the amount calculated for the year as a whole.

                          WATSCO, INC. AND SUBSIDIARIES

15.      SUBSEQUENT EVENTS

         On March 13, 1995, Gemaire purchased certain accounts receivable, inventory and other operating assets and assumed certain liabilities of H.B. Adams, a wholesale distributor of residential air conditioners and related parts and supplies operating seven branch locations in central Florida. Cash consideration paid by Gemaire totaled approximately $7.8 million and is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed.

         On April 18, 1995, the Company's Board of Directors authorized, for both classes of the Company's common stock, a three-for-two stock split effected in the form of a 50% stock dividend payable on May 15, 1995 to shareholders of record as of April 28, 1995. Shareholders' equity has been restated to give retroactive effect to the stock split for all periods presented by reclassifying from retained earnings or paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements to number of shares, per share amounts, stock option data, and market prices of both classes of the Company's common stock have been restated.

         On June 5, 1995, the shareholders approved and amended the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of Common Stock, par value $.50, to 40,000,000.

         On October 26, 1995, the Company purchased certain accounts receivable, inventory and other operating assets and assumed certain liabilities of Central Air Conditioning Distributors, Inc., a Winston-Salem, North Carolina-based wholesale distributor of air conditioning, heating and refrigeration products operating five branch locations, for $9.0 million. The purchase price is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed. In connection with this acquisition, the Company assumed liabilities of $2.1 million. The excess of aggregate purchase price over the fair value of the net assets acquired will be amortized on a straight-line basis over 40 years.

         In December 1995, the Company entered into an interest rate swap agreement with a bank to hedge $10 million of variable-rate debt outstanding.

         In January 1996, the Company and Rheem amended the Gemaire, Heating & Cooling and Comfort Supply put/call agreements delaying Rheem's right to call the Company's ownership interest in Gemaire, Heating & Cooling and Comfort Supply until the election period, as defined, in 1998.

         In December 1995, the Company entered into a letter of intent to acquire the assets and certain liabilities of Three States Supply, Inc. ("Three States"), a distributor of building materials used primarily in the heating and air conditioning industry.

         In January 1996, the Company plans to file a secondary offering with the Securities and Exchange Commission to sell 1,400,000 shares of Common Stock during February 1996. Such shares will consist of 1,000,000 newly issued shares and 400,000 shares from selling shareholders. The Company plans to use the net proceeds to acquire Three States, to repay a portion of the Company's outstanding borrowings under its revolving credit facilities and for general corporate purposes, including possible future acquisitions.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
THREE STATES SUPPLY COMPANY, INC.

         We have audited the accompanying balance sheet of Three States Supply Company, Inc. (a Tennessee corporation and subsidiary of UIS, Inc.) as of December 31, 1994 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three States Supply Company, Inc. as of December 31, 1994 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                    RHEA & IVY, P.L.C.

Memphis, Tennessee,

February 7, 1995 (except with respect to the matter discussed in Note 7, as to which the date is January 18, 1996)

                        THREE STATES SUPPLY COMPANY, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                DECEMBER 31, SEPTEMBER 30,
                                                                                    1994         1995
                                                                                ------------ -------------
                                                                                              (UNAUDITED)
                                          ASSETS
Current assets:
    Cash ......................................................................    $    355    $  1,531
    Accounts receivable, less allowance for doubtful accounts of
        $52,000 at December 31, 1994 and $111,000 at September
        30, 1995 (unaudited) ..................................................       5,545       6,596
    Inventories ...............................................................       6,663       6,039
    Prepaid expenses ..........................................................          46          78
    Deferred income taxes .....................................................         140         175
                                                                                   --------    --------
        Total current assets ..................................................      12,749      14,419
Property and equipment:
    Land ......................................................................         257         283
    Buildings and leasehold improvements ......................................       1,417       1,440
    Machinery and equipment ...................................................       3,870       4,210
                                                                                   --------    --------
                                                                                      5,544       5,933
    Less:  Accumulated depreciation ...........................................      (2,744)     (3,076)
                                                                                   --------    --------
                                                                                      2,800       2,857
Other assets ..................................................................          10        --
                                                                                   --------    --------
                                                                                   $ 15,559    $ 17,276
                                                                                   ========    ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable ..........................................................    $  1,138    $  1,906
    Accrued compensation and other expenses ...................................         715         702
    Income taxes payable ......................................................         592         783
                                                                                   --------    --------
        Total current liabilities .............................................       2,445       3,391
Noncurrent liabilities:
    Due to parent company .....................................................       4,628       4,220
    Deferred income taxes .....................................................         160         171
                                                                                   --------    --------
        Total noncurrent liabilities ..........................................       4,788       4,391

Commitments and contingencies (Note 6)
Shareholders' equity:
    Common stock - authorized, 20,000 shares of $10.00 par value;
      issued and outstanding, 1,000 shares ....................................          10          10
    Retained earnings .........................................................       8,316       9,484
                                                                                   --------    --------
Total shareholders' equity ....................................................       8,326       9,494
                                                                                   --------    --------
                                                                                   $ 15,559    $ 17,276
                                                                                   ========    ========

       The accompanying notes to financial statements are an integral part of these balance sheets.

                        THREE STATES SUPPLY COMPANY, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                 (IN THOUSANDS)

                                                           NINE MONTHS
                                        YEAR ENDED     ENDED SEPTEMBER 30,
                                       DECEMBER 31,   ---------------------
                                           1994         1994       1995
                                       ------------   -------   -----------
                                                          (UNAUDITED)

Net sales ............................   $ 44,941    $ 33,723    $ 36,234

Cost of sales ........................     34,896      26,161      27,735
                                         --------    --------    --------
    Gross profit .....................     10,045       7,562       8,499

Selling, general and administrative
   expenses ..........................      8,374       6,486       6,795
                                         --------    --------    --------
    Operating income .................      1,671       1,076       1,704

Other income and expense, net ........        208         171         225
                                         --------    --------    --------
    Income before income taxes .......      1,879       1,247       1,929

Income taxes .........................       (738)       (489)       (761)
                                         --------    --------    --------
    Net income .......................      1,141         758       1,168

Retained earnings, beginning of period      7,175       7,175       8,316
                                         --------    --------    --------
Retained earnings, end of period .....   $  8,316    $  7,933    $  9,484
                                         ========    ========    ========

       The accompanying notes to financial statements are an integral part of these statements.

                        THREE STATES SUPPLY COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                                                                  NINE MONTHS ENDED
                                                                     YEAR ENDED     SEPTEMBER 30,
                                                                    DECEMBER 31, --------------------
                                                                        1994       1994      1995
                                                                    ------------ -------  -----------
                                                                                   (UNAUDITED)
Cash flows from operating activities
   Net income .....................................................   $ 1,141    $   758    $ 1,168
                                                                      -------    -------    -------
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities
      Depreciation and amortization ...............................       531        398        401
      Provision (benefit) deferred income taxes ...................        15       --          (24)
      Gain on disposal of property ................................       (27)       (27)       (15)
      Cash provided by (used in) changes in assets
         and liabilities:
         Accounts and notes receivable ............................      (657)    (1,386)    (1,051)
         Prepaid expenses and other assets ........................         5        (12)       (22)
         Inventories ..............................................      (332)       256        624
         Accounts payable .........................................      (470)      (312)       768
         Other accrued expenses ...................................       129        238        (13)
         Income taxes payable .....................................       104          1        191
                                                                      -------    -------    -------
            Total adjustments .....................................      (702)      (844)       859
                                                                      -------    -------    -------
               Net cash provided by (used in)
                 operating activities..............................       439        (86)     2,027
                                                                      -------    -------    -------
Cash flows from investing activities
   Purchase of property and equipment .............................      (804)      (749)      (458)
   Proceeds from the sale of property and equipment ...............        54         54         15
                                                                      -------    -------    -------
               Net cash used in investing activities ..............      (750)      (695)      (443)
                                                                      -------    -------    -------
Cash flows from financing activities
   Advances from parent company ...................................     1,034        788      1,592
   Repayments of advances from parent company .....................      (500)      --       (2,000)
                                                                      -------    -------    -------
               Net cash provided by (used in)
               financing activities................................       534        788       (408)
                                                                      -------    -------    -------
Net increase in cash ..............................................       223          7      1,176
Cash, beginning of period .........................................       132        132        355
                                                                      -------    -------    -------
Cash, end of period ...............................................   $   355    $   139    $ 1,531
                                                                      =======    =======    =======
Supplemental disclosure of cash flow information:
   State income taxes paid ........................................   $   137    $   102    $   131
                                                                      =======    =======    =======

       The accompanying notes to financial statements are an integral part of these statements.

                        THREE STATES SUPPLY COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

NOTE (1) - SUMMARY OF ACCOUNTING POLICIES

        Three States Supply Company, Inc., a Tennessee corporation (hereinafter referred to as the "Company") is a 99.8% owned subsidiary of UIS, Inc. (the "Parent"). The Company is engaged in the wholesale distribution of building materials primarily used in the air conditioning and heating industry.

        The accompanying unaudited financial statements as of September 30, 1995 and for the nine month periods ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements of the Company included herein. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

        CONCENTRATION OF CREDIT RISK

        Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company places its temporary cash with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large numbers of customers comprising its customer base. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information.

        INVENTORIES

        Inventories are stated at the lower of cost or market; cost is determined using the last-in, first-out ("LIFO") method as more fully described in Note 2.

        DEPRECIATION AND AMORTIZATION

        Depreciation of property and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the useful lives of the improvements, whichever is shorter.

        Depreciation and amortization expense was $531,000 for the year ending December 31, 1994.

                        THREE STATES SUPPLY COMPANY, INC.

        The useful lives of property and equipment for purposes of computing depreciation and amortization are:

            Buildings and leasehold improvements            5-20 years
            Machinery and equipment                         3-10 years

        INCOME TAXES

        The taxable income of the Company is included in the consolidated tax return of the Parent and, accordingly, taxes are reported using the separate return method under a tax sharing arrangement with the Parent. Deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTE (2) - EFFECT OF LIFO INVENTORY ON OPERATIONS

        Inventories consist primarily of finished goods and are stated at the lower of cost, determined by the LIFO method, or market. If the first-in, first-out ("FIFO") method had been used for all inventories, inventories would have been increased by $2,380,000 at December 31, 1994 and $2,486,000 at September 30, 1995 (unaudited) and cost of sales would have been decreased by $394,000 for the year ended December 31, 1994 and $106,000 for the nine month period ended September 30, 1995 (unaudited). The effect of the LIFO inventory decrement for the nine month period ended September 30, 1995 (unaudited) had the effect of reducing cost of sales by $104,000 for the period. A summary of inventory is as follows (in thousands):

                                                 DECEMBER 31,       SEPTEMBER 30,
                                                    1994                1995
                                                 ------------       -------------
                                                                     (UNAUDITED)
Inventories at FIFO ......................         $ 9,043             $ 8,525
LIFO reserve .............................          (2,380)             (2,486)
                                                   -------             -------
Inventories at LIFO ......................         $ 6,663             $ 6,039
                                                   =======             =======

NOTE (3) - EMPLOYEE BENEFIT PLAN

        The Company maintains a defined contribution savings and investment plan whereby employees can elect to contribute up to 10% of their annual gross earnings to the plan. The Company, at its discretion, may match 50% of the employees' contributions of up to 5% of the employees' gross annual earnings (as defined in the plan). The Company has elected to match the maximum allowable under the plan. Contributions of $60,000 were recorded in the accompanying income statement for the year ended December 31, 1994.

                        THREE STATES SUPPLY COMPANY, INC.

NOTE (4) - DUE TO PARENT COMPANY

        The amount due to Parent represents cash advances to the Company from the Parent and is noninterest bearing. It is not expected that the amount due will be paid in the following year, therefore it is classified as a noncurrent liability.

NOTE (5) - INCOME TAXES

        The income tax provision for the year ended December 31, 1994 consists of (in thousands):

Federal .................................................                   $607
State ...................................................                    131
                                                                            ----
                                                                            $738
                                                                            ====

Current .................................................                   $723
Deferred ................................................                     15
                                                                            ----
                                                                            $738
                                                                            ====

        A reconciliation of the provision for federal income taxes from the federal statutory rate of the Parent (35%) to the effective income tax rate as reported for the year ended December 31, 1994 is as follows (in thousands):

Federal statutory rate ........................................            35.0%
State taxes, net of Federal benefit ...........................             4.0%
Other, net ....................................................             0.3%
                                                                           ----
                                                                           39.3%
                                                                           ====

                        THREE STATES SUPPLY COMPANY, INC.

        The following is a summary of the significant components of the Company's deferred tax assets and liabilities at December 31, 1994 (in thousands):

Deferred tax assets, current:
Accounts receivable reserves ...................................          $  18
Capitalized inventory costs ....................................            108
Other ..........................................................             14
                                                                          -----
                                                                          $ 140
                                                                          =====
Deferred tax liabilities, noncurrent:
Depreciation and amortization ..................................          $(145)
Other ..........................................................            (15)
                                                                          -----
                                                                           (160)
                                                                          -----
        Net deferred tax liability .............................          $ (20)
                                                                          =====

        Management believes that it is more likely than not the deferred tax assets will be utilized; accordingly, no valuation allowance is required.

NOTE (6) - COMMITMENTS AND CONTINGENCIES

        The Company conducts a portion of its operations from leased warehouses. The following is a schedule by year of future minimum rental payments under non-cancellable operating leases for each of the year ended December 31 (in thousands):

                 1995............................      $322

                 1996............................       213

                 1997............................       198

                 1998............................       145

                 1999............................        26
                                                       ----
                                                       $904
                                                       ====

        Rent expense for leased facilities totaled $365,000 for the year ended December 31, 1994.

                        THREE STATES SUPPLY COMPANY, INC.

NOTE (7) - SUBSEQUENT EVENT

        In January 1996, the Parent entered into a letter of intent to sell the net assets and business of the Company to Watsco, Inc. The transaction is dependent upon the completion of a definitive purchase agreement. The accompanying financial statements do not include the effects, if any, on the carrying amount of assets and liabilities relative to the transaction contemplated in the letter of intent.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial information gives effect to the Company's proposed acquisition of the assets and certain liabilities of Three States Supply Company, Inc. ("Three States"), expected to be consummated during the first quarter of 1996. The Company's acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such purchase will be consummated. The pro forma information is based on the historical financial statements of the Company and Three States. This proposed acquisition is being accounted for under the purchase method of accounting.

        The unaudited pro forma combined balance sheet as of September 30, 1995 gives effect to the Three States acquisition, the issuance and sale by the Company of common stock and the application of the net proceeds therefrom, as if they had been consummated on September 30, 1995. This balance sheet combines the unaudited historical balance sheets as of September 30, 1995 of the Company and Three States.

        The unaudited pro forma combined income statement for the year ended December 31, 1994 gives effect to the Three States acquisition, the issuance and sale by the Company of common stock and the application of the net proceeds therefrom, as if they had been consummated on January 1, 1994. This pro forma income statement combines the audited statements for the year ended December 31, 1994 of the Company and Three States.

        The unaudited pro forma combined income statement for the nine months ended September 30, 1995 gives effect to the Three States acquisition, the issuance and sale by the Company of common stock and the application of the net proceeds therefrom, as if they had been consummated on January 1, 1995. This pro forma income statement combines the unaudited income statement for the nine months ended September 30, 1995 of the Company and Three States.

        The pro forma statements may not necessarily be indicative of the results that would actually have been obtained had the Three States acquisition occurred on the dates indicated or which may be obtained in the future. In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma financial statements have been included. This unaudited pro forma combined financial information should be read in conjunction with the historical financial statements and related notes of the Company and Three States, which appear elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1995

                                 (IN THOUSANDS)
                                                                                                          PRO FORMA
                                                                                                         ADJUSTMENTS
                                                                                                       --------------     PRO FORMA
                                                                           COMPANY       THREE STATES      DR (CR)        COMBINED
                                                                        -------------    ------------  --------------  ------------
                               ASSETS
Current assets:
     Cash and cash equivalents.......................................      $   3,190        $  1,531       $16,900 (1)    $   5,325
                                                                                                           (16,296)(2)
     Marketable securities...........................................          1,281              --                          1,281
     Accounts receivable, net........................................         47,413           6,596                         54,009
     Inventories.....................................................
                                                                              61,654           6,039         2,486 (2)       70,179
     Prepaid expenses and other current assets.......................          5,123             253          (175)(2)        5,201
                                                                           ---------        --------       -------        ---------
Total current assets.................................................        118,661          14,419         2,915          135,995
Property, plant and equipment, net...................................         10,537           2,857                         13,394
Intangible assets, net...............................................         14,353              --           100 (2)       14,453
Other assets.........................................................          4,014              --                          4,014
                                                                           ---------        --------       -------        ---------
                                                                            $147,565         $17,276        $3,015         $167,856
                                                                           =========        ========       =======        =========
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term obligations........................      $     744        $     --                      $     744
     Borrowings under revolving credit agreement.....................         49,433              --                         49,433
     Accounts payable and accrued liabilities........................         23,499           3,391                         26,890
                                                                           ---------        --------       -------        ---------
Total current liabilities............................................         73,676           3,391                         77,067
                                                                           ---------        --------       -------        ---------

Long-term Obligations:
     Due to parent company...........................................             --           4,220        $4,220 (2)           --
     Bank and other debt.............................................          4,026              --                          4,026
     Subordinated note...............................................          2,500              --                          2,500
     Convertible subordinated debentures.............................          1,341              --                          1,341
                                                                           ---------        --------       -------        ---------
                                                                               7,867           4,220         4,220            7,867
                                                                           ---------        --------       -------        ---------
Deferred income taxes................................................            638             171           171 (2)          638
Minority interests...................................................         12,780              --                         12,780
Shareholders' equity:
     Common Stock....................................................          2,392              10          (500)(1)        2,892
                                                                                                                10 (2)
     Class B Common Stock............................................            742              --                            742
     Paid-in capital.................................................         19,205              --       (16,400)(1)       35,605
     Retained earnings...............................................         30,265           9,484         9,484 (2)       30,265
                                                                           ---------        --------       -------        ---------
Total shareholders' equity...........................................         52,604           9,494        (7,406)          69,504
                                                                           ---------        --------       -------        ---------
                                                                            $147,565         $17,276       $(3,015)        $167,856
                                                                           =========        ========       =======        =========

        The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1994

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        PRO FORMA         PRO FORMA
                                                                        COMPANY     THREE STATES       ADJUSTMENTS         COMBINED
                                                                       ---------    ------------       -----------        ----------
Revenues ........................................................      $ 283,731      $  44,941                            $ 328,672

Cost of sales and direct service expenses .......................        220,519         34,896         $    (394)(3)        255,021
                                                                       ---------      ---------         ---------          ---------
     Gross profit ...............................................         63,212         10,045               394             73,651

Selling, general and administrative expenses ....................         48,169          8,374                               56,543
                                                                       ---------      ---------         ---------          ---------
     Operating income ...........................................         15,043          1,671               394             17,108

Other income.....................................................            140            208                25(4)             373

Interest expense ................................................          3,155             --                                3,155
                                                                       ---------      ---------         ---------          ---------
     Income before income taxes and minority interests ..........         12,028          1,879               419             14,326

Income taxes ....................................................          4,630            738               163(5)           5,531

Minority interests ..............................................          1,636             --                                1,636
                                                                       ---------      ---------         ---------          ---------
     Net income .................................................      $   5,762      $   1,141         $     256          $   7,159
                                                                       =========      =========         =========          =========
Earnings per share:

     Primary ....................................................      $     .89                                           $     .96
                                                                       =========                                           =========
     Fully diluted ..............................................      $     .87                                           $     .94
                                                                       =========                                           =========
Weighted average shares outstanding:

     Primary ....................................................          6,326                                               7,326
                                                                       =========                                           =========
     Fully diluted ..............................................          6,646                                               7,646
                                                                       =========                                           =========

        The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1995

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       PRO FORMA           PRO FORMA
                                                                        COMPANY      THREE STATES     ADJUSTMENTS           COMBINED
                                                                       ---------     ------------     -----------          ---------
Revenues .......................................................       $ 250,190       $  36,234                             286,424

Cost of sales and direct service expenses ......................         193,643          27,735       $    (106)(3)         221,272
                                                                       ---------       ---------       ---------           ---------
     Gross profit ..............................................          56,547           8,499             106              65,152

Selling, general and administrative expenses ...................          41,020           6,795                              47,815
                                                                       ---------       ---------       ---------           ---------
     Operating income ..........................................          15,527           1,704             106              17,337

Other income ...................................................             181             225              18(4)              424

Interest expense ...............................................           3,064            --                                 3,064
                                                                       ---------       ---------       ---------           ---------
     Income before income taxes and minority interests .........          12,644           1,929             124              14,697

Income taxes ...................................................           4,867             761              48(5)            5,676

Minority interests .............................................           1,744            --                                 1,744
                                                                       ---------       ---------       ---------           ---------
     Net income ................................................       $   6,033       $   1,168       $      76           $   7,277
                                                                       =========       =========       =========           =========
Earnings per share:

     Primary.....................................................           $.91                                           $     .96
                                                                       =========                                           =========
     Fully diluted...............................................           $.87                                           $     .92
                                                                       =========                                           =========
Weighted average shares outstanding:

     Primary.....................................................          6,508                                               7,508
                                                                       =========                                           =========
     Fully diluted...............................................          6,930                                               7,930
                                                                       =========                                           =========

   The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                        (IN THOUSANDS, EXCEPT SHARE DATA)

(1) Represents the net proceeds from the issuance of 1,000,000 shares of the Company's Common Stock at an assumed offering price of $18.375 per share are determined as follows:

               Gross proceeds on 1,000,000 shares..................... $18,375
                  Payment of estimated underwriters discount and
                    offering expenses.................................   1,475
                                                                       -------
               Net proceeds from Common Stock......................... $16,900
                                                                       =======

(2) Represents the estimated purchase price for Three States determined as follows:

               Net assets of Three States............................. $ 9,494
               Write-up of inventories to fair market value...........   2,486
               Due to parent company not assumed by the Company.......   4,220
               Net liability not assumed by the Company...............      (4)
               Payment of acquisition expenses........................     100
                                                                       -------
                  Total purchase price................................ $16,296
                                                                       =======

(3) The inventories included in the historical financial statements of Three States are stated based on the last-in, first-out method. Subsequent to the acquisition of Three States, such inventory amounts will be stated by the Company based on the first-in, first-out ("FIFO") method. These amounts represent an adjustment to cost of sales using the FIFO method as if Three States valued inventories under this method as of the beginning of each period presented in the accompanying pro forma combined financial statements.

(4) Represents interest income generated on the remaining net proceeds of the offering not used for the acquisition of Three States.

(5) Represents pro forma income taxes at the Company's blended statutory tax rate of 39%.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary...........................................................  3
The Offering.................................................................  4
Summary Financial Information................................................  5
Risk Factors.................................................................  6
Use of Proceeds..............................................................  7
Capitalization...............................................................  8
Price Range of Common Stock..................................................  9
Selected Financial Data...................................................... 10
Management's Discussion and Analysis of
    Financial Condition and Results
    of Operations............................................................ 11
Business..................................................................... 14
Management................................................................... 21
Selling Shareholders......................................................... 23
Underwriting................................................................. 25
Legal Matters................................................................ 26
Experts...................................................................... 26
Available Information........................................................ 26
Incorporation of Certain Documents
    by Reference............................................................. 27
Index to Consolidated Financial Statements.................................. F-1


                                1,400,000 SHARES

                                     WATSCO

                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------


                       PRUDENTIAL SECURITIES INCORPORATED


                               February   , 1996

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                                                                            TO BE PAID BY
                                                                                   TO BE PAID BY             THE SELLING
                                                                                    THE COMPANY              SHAREHOLDERS
                                                                                --------------------     --------------------
Securities and Exchange Commission registration fee......................              $7,615                   $2,517
NASD filing fee..........................................................               2,584                      855
New York Stock Exchange listing fees.....................................               4,235
Blue Sky fees and expenses...............................................               6,500
Printing and engraving expenses..........................................              60,000
Legal fees and expenses..................................................             135,000
Accounting fees and expenses.............................................              50,000
Miscellaneous............................................................              59,066
                                                                                --------------------     --------------------
         Total...........................................................            $325,000                   $3,372
                                                                                ====================     ====================

         All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 607.0850 of the Florida Business Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

         Article VII of the Company's Articles of Incorporation provides that the Company shall indemnify any present or former director or officer of the Company (and certain other persons serving at the request of the Company in related capacities) for liabilities incurred in connection with litigation and by reason of service in such capacity, except in relation to matters as to which he shall be adjudged in such action to be liable for negligence or misconduct in the performance of his duties.

         Article VIII of the Company's bylaws provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law. The Company maintains a standard policy of directors and officers liability insurance covering directors and officers of the Company with respect to liabilities incurred as a result of their service in such capacities.

ITEM 16.  EXHIBITS

  EXHIBIT
  NUMBER                              DESCRIPTION
-----------   ------------------------------------------------------------------

       1.1    Proposed form of Underwriting Agreement*

       4.1    Company's Amended and Restated Articles of Incorporation (filed as
              Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q dated June 30, 1995 and incorporated herein by reference).

       4.2 Company's Amended Bylaws (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1985 and incorporated herein by reference).

       5.1 Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the Common Stock being registered.*

      10.27 Revolving Credit Agreement dated October 26, 1995 by and between CAC Acquisition, Inc. and NationsBank of Florida, N.A.*

      10.28 Letter Agreement dated January 1, 1996 from Rheem Manufacturing Company related to the Subscription and Shareholder Agreements of Gemaire Distributors, Inc., Heating & Cooling Supply, Inc. and Comfort Supply, Inc.*

      23.1 Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (included in its opinion filed as Exhibit 5.1).*

      23.2    Consent of Arthur Andersen LLP*

      23.3    Consent of Rhea & Ivy, P.L.C.*

-------------------------
* Filed herewith.

ITEM 17.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                  (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on January 19, 1996.

                            WATSCO, INC.

                            By:  /s/ RONALD P. NEWMAN
                               -------------------------------------------------
                            Ronald P. Newman, Chief Financial Officer, Secretary and Treasurer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

        SIGNATURE                                TITLE                           DATE
        ---------                                -----                           ----
/s/  ALBERT H. NAHMAD           Chairman of the Board                     January 22, 1996
----------------------------    (principal executive officer)
Albert H. Nahmad

/s/  RONALD P. NEWMAN           Chief Financial Officer, Secretary and    January 22, 1996
----------------------------    Treasurer
Ronald P. Newman                (principal financial and accounting
                                officer)

/s/  D. A. COAPE-ARNOLD         Director                                  January 22, 1996
----------------------------
D. A. Coape-Arnold

/s/  DAVID B. FLEEMAN           Director                                  January 22, 1996
----------------------------
David B. Fleeman

/s/  JAMES S. GRIEN             Director                                  January 22, 1996
----------------------------
James S. Grien

/s/  PAUL F. MANLEY             Director                                  January 22, 1996
----------------------------
Paul F. Manley

/s/  BOB L. MOSS                Director                                  January 22, 1996
----------------------------
Bob L. Moss

/s/  ROBERTO MOTTA              Director                                  January 22, 1996
----------------------------
Roberto Motta

/s/  ALAN H. POTAMKIN           Director                                  January 22, 1996
----------------------------
Alan H. Potamkin